As filed with the Securities and Exchange Commission on December 5, 2000
                                                      Registration No. 333-41092

--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                     PRE-EFFECTIVE AMENDMENT NO. 4 TO THE
                       FORM SB-2 REGISTRATION STATEMENT
                      UNDER THE SECURITIES ACT OF 1933 OF

                                 MIRENCO, INC.

            (Exact name of registrant as specified in its charter)

Iowa                                    3714                                336322                         39-1878581
----                                    ----                                ------                         ----------
(State or Other                  (Primary Standard                     (North American                  (IRS Employer
Jurisdiction of              Industrial Classification             Industry Classification             Identification
Incorporation or                  ("SIC") Number)                  Number System ("NAICS")             ("EIN")Number)
Organization)                                                              Number)


                    ---------------------------------------

                          206 May Street, PO Box 343
                             Radcliffe, Iowa 50230
                                (800) 423-9903
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive office)
       ----------------------------------------------------------------

                                   Copy To:

                             Carl N. Duncan, Esq.
                           Duncan, Blum & Associates
                             5718 Tanglewood Drive
                           Bethesda, Maryland 20817
                                (301) 263-0200

       Approximate date of commencement of proposed sale to the public:
            As soon as practicable after the effective date of the
                            Registration Statement

 If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
                     1933, check the following box:  [x].

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file an amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of the Registration Statement and up to nine (9) months thereafter or until such earlier time that all the shares registered hereunder have been sold.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act Registration Statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                  [Balance of page left intentionally blank.]

                                  PROSPECTUS

                                 MIRENCO, INC.

     Mirenco, Inc., a development stage company incorporated in the state of Iowa, is engaged in the business of developing and marketing technologically advanced products for internal combustion engines that both improve fuel efficiency and/or reduce environmental emissions. Our principal executive offices are located at 206 May Street, Radcliffe, Iowa 50230, and our telephone number is (800) 423-9903.


              SECURITIES SUBJECT TO RESCISSION OFFER TO PURCHASE:

                       1,561,248 Shares of Common Stock


     Mirenco is offering to the holders of the shares acquired in an Iowa-only direct public offering the opportunity to rescind (i.e., void) their purchase of the shares. We expect to qualify our shares for quotation on the NASD Bulletin Board or NASDAQ SmallCap Market(TM) under the symbol "MIRR" shortly after conclusion of this Rescission Offer. See "Prospectus Summary - Rescission Overview" and "Rescission Offer" for details.

     These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     No person is authorized to give any information not contained in the prospectus in connection with this offering and, if given or made, such information or representation must not be relied upon as having been authorized. This prospectus does not constitute an offer by any person within any jurisdiction to any person to whom such offer would be unlawful.

These are speculative securities. See "Risk Factors" for certain factors that should be considered by prospective investors.

     Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of Mirenco since such date or, in the case of information incorporated herein or therein by reference, the date of filing with the Securities and Exchange Commission.


               The date of this Prospectus is December __, 2000.

                               TABLE OF CONTENTS

Descriptive Title                                              Page

PROSPECTUS SUMMARY................................................3
SUMMARY FINANCIAL DATA............................................4
PRO FORMA FINANCIAL INFORMATION...................................4
RESCISSION OFFER..................................................4
RISK FACTORS......................................................8
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...................12
FIDUCIARY RESPONSIBILITY OF THE COMPANY'S MANAGMENT..............13
CAPITALIZATION...................................................14
DESCRIPTION OF BUSINESS..........................................14
SELECTED FINANCIAL DATA..........................................25
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
   AND RESULTS OF OPERATIONS.....................................26
PUBLIC MARKET AND DIVIDEND POLICY................................31
DESCRIPTION OF CAPITAL STOCK.....................................31
ERISA CONSIDERATIONS.............................................32
LEGAL MATTERS....................................................32
EXPERTS..........................................................33
AVAILABLE INFORMATION............................................33
APPENDIX I (FINANCIAL STATEMENTS)...............................I-1
APPENDIX II (RESCISSION ELECTION FORM).........................II-1


                  [Balance of page left intentionally blank.]

                              PROSPECTUS SUMMARY

          The following summary is intended to be an accurate overview of the significant aspects of this offering. More detailed information and financial statements are available elsewhere in this prospectus. All references in this prospectus to shares are as of July 31, 2000, unless otherwise specified.

                                  The Company

          Incorporated on February 21, 1997 in Iowa, we develop and market technologically advanced products for internal combustion engines that improve fuel efficiency and/or reduce environmental emissions. Our primary products are DriverMax(R) and DriverMax(R) Software as well as HydroFire(R) Injection, Fluid and Lubricant. We believe we will be the first to provide a product that incorporates Global Positioning System technology to reduce emissions while improving fuel mileage.

                              Rescission Overview

          From July 30, 1999 and continuing through July 30, 2000, we sold 1,561,248 shares at $5.00 per share to Iowa-only residents in a self underwritten, intrastate direct public offering. We claimed the exemption from registration in this intra-state offering provided by Section 3(a) (11) of the Securities Act of 1933. We note that:

     (1) the shares were part of an issue registered, offered and sold only to residents of Iowa;
     (2)  Registrant is incorporated in Iowa; and
     (3)  Registrant is doing business within Iowa.

Nonetheless, certain of our "Iowa-Only Offering Shares" were resold by Iowa residents to non-Iowa residents before "coming to rest" under (S)3(a)(11) and/or Rule 147's nine month standard.

          As a result, you may have the right under applicable federal and state law to choose to recover the price that you paid for your outstanding Iowa-Only Offering Shares, plus applicable interest. Accordingly, we have voluntarily elected to rescind the earlier "Iowa-Only Offering." We are making this "Rescission Offer" voluntarily to limit, as far as may be permissible under applicable securities laws, our potential liability stemming from our non-compliance with applicable securities laws. This Rescission Offer is the exclusive subject of this prospectus.

          The steps that you must follow to either accept or reject this Rescission Offer are explained under the heading "Rescission Offer". If you own Iowa-Only Offering Shares and would like to retain them, you may reject the Rescission Offer by doing nothing further. If you do not respond to this Rescission Offer, within thirty days from the date of this prospectus, you will be deemed to have rejected the Rescission Offer, thereby retaining your existing shares.

          Generally, if you own outstanding Iowa-Only Offering Shares and decide to accept this Rescission Offer, you must return your outstanding shares with the Rescission Election Form that is attached to this prospectus as Appendix II and return all of your outstanding Iowa-Only Offering Shares for cash. As described in greater detail under the heading "Rescission Offer," if you elect to rescind, the amount of cash you receive will be equal to the purchase price of your Iowa-Only Offering Shares plus interest, calculated and paid at an annualized rate of not less than 8% from the date of purchase. See also " Rescission - Specific Terms."


                        Risks and Conflicts of Interest

          An investment in the shares involves substantial risks, due in part to the costs which we will incur and the highly speculative nature of our business. Risks and conflicts of interest inherent in investing in our shares are discussed respectively under "Risk Factors" and "Certain Relationships and Related Transactions."


                  [Balance of page intentionally left blank.]

                            SUMMARY FINANCIAL DATA

          Following the conclusion of each fiscal year, shareholders will receive our annual report, including a balance sheet, statements of operations, cash flows and changes in stockholders' equity and related footnotes. The financial statements contained in the annual report will be audited by our independent certified public accountants. Unaudited quarterly reports on operations also will be distributed to shareholders or made available through e-mail and/or the Internet.

          We derived the Summary Financial Information from audited financial statements included elsewhere in this prospectus. This information reflects the operations of Mirenco for its limited operating history as of and for the years ending December 31, 1999 and 1998 (audited), the seven months ending July 31, 2000 and 1999 (unaudited) and from February 27, 1997 (inception) to July 31, 2000 (unaudited). This information should be read in conjunction with the financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                                Period from
                                                                     Seven months        Seven months        February 21, 1997
                           Year ended            Year ended             ended               ended             (inception) to
                          December 31,          December 31,        July 31, 2000       July 31, 1999          July 31, 2000
                              1999                  1998             (Unaudited)         (Unaudited)            (Unaudited)
                       ----------------     -----------------     ---------------     ---------------     --------------------

Current assets                $ 934,405                                $7,084,411                                  $ 7,084,411
Noncurrent assets                28,473             (*)                   148,664            (*)                       148,664
Current liabilities             126,849             (*)                   280,340            (*)                       280,340
Gross revenues                  195,295             (*)                    48,725            (*)                       296,170
Gross profit (loss)              51,133             $ 33,992              (50,965)          $  66,034                  (16,389)
Loss from operations           (536,850)             (11,394)            (573,496)             25,850               (3,411,930)
Net loss                       (524,499)          (2,205,728)            (500,267)           (241,394)              (3,312,070)
Loss per share                   $(0.05)          (2,192,542)              $(0.04)           (236,641)                  $(0.27)
                                                    $   0.19)                              $   (0.02)

     ----------------
     (*) If information is not included elsewhere in this prospectus, it is also not disclosed in the table.


                        PRO FORMA FINANCIAL INFORMATION

          Pro forma financial information has not been presented since no significant business combination has occurred or is probable and, even where possible or remote, there have been only limited historical operations. Furthermore, there have been only minimal revenues since our inception (approximately 45 months). Consequently, pro forma information would serve no useful purpose. In addition, summary financial data is provided in "Selected Financial Data."


                               RESCISSION OFFER

Background Information

          From July 30, 1999 and continuing through July 30, 2000, we sold 1,561,248 shares at $5.00 per share to Iowa-only residents in a self-underwritten, intrastate direct public offering.

          At the time of issuance of the Iowa-Only Shares, we registered the pertinent shares with Iowa but did not register simultaneously with the U.S. Securities and Exchange Commission. Instead, we claimed the exemption from federal registration requirements pursuant to Section 3(a)(11) of the Securities Act of 1933 based on the following:

     (1) the shares were part of an issue registered, offered and sold only to residents of Iowa;
     (2)  We are  incorporated in Iowa; and
     (3)  We are doing business within Iowa.

The Iowa-Only Offering Shares were resold (see table below) by Iowa residents to non-Iowa residents before the "coming to rest" provisions under the 1933 Act's
Section 3(a)(11) and/or Rule 147's nine month standard. Accordingly, we have voluntarily elected to rescind the earlier Iowa-Only Offering.

          Under federal securities laws, our failure to register the Iowa-Only Offering Shares with the SEC exposes us to potential liability under the 1933 Act and possibly certain state securities laws. Specifically, holders of the Iowa-Only

Offering Shares may have the right to choose to recover the price paid for their outstanding shares, plus interest. As a practical matter, because of our potential liability stemming from prospective future rescissions by our Iowa-Only Offering Shareholders, we have chosen to immediately accelerate the obligations that may already exist under pertinent securities requirements.

The following table represents data solely related to our Iowa-Only Offering:


---------------------------------------------------------------------------------------------------------------
        Total            Total Shares    Shares Resold Out of      Percent of Resales to       Average
   Shareholders (1)         Issued            State (2)             Total Shares Issued     Investment (3)
----------------------------------------------------------------------------------------------------------------
        4,324              1,561,248           51,648                       3%                  $1,805
----------------------------------------------------------------------------------------------------------------

----------------
(1) Amount is an approximation based on data from our Transfer Agent less an estimate for duplicate shareholder names occurring when certain shareholders made multiple individual investments and they were not identified as previous shareholders.
(2)  Amount was obtained from reports generated by our Transfer Agent.
(3) The simple average investment (total shares issued at $5.00 per share divided by Total Shareholders) is $1,805. Our additional research determined that approximately 70% of Iowa-Only Offering Shareholders invested less than $1,000, and many at the offering minimum investment of $500.

Specific Terms

          We are offering our Iowa-Only Offering Shareholders the opportunity to rescind their purchase. Specifically, an Iowa-Only Offering Shareholder should be aware that he or she may

     (i) take no action, thereby retaining their outstanding Iowa-Only Offering Shares;
     (ii) reject the rescission offer, thereby retaining their outstanding Iowa-Only Offering Shares; or
     (iii) return all of their outstanding Iowa-Only Offering Shares for cash plus interest from the date of their purchase through the date of re-payment; an annualized 8% will be paid except in Oregon and South Dakota where rates of 9% and 12%, respectively, will be paid.

Because we failed to prohibit resales by Iowa-Only Offering Shareholders to non-Iowa residents and did not, as a result, previously register the sale of the Iowa-Only Offering Shares under Section 5 of the Securities Act of 1933 and similar state statutes, we may be liable to our Iowa-Only Offering Shareholders under Section 12(1) of the 1933 Act and similar state statutes. Similarly, under
Section 12(1) of the 1933 Act, Iowa-Only Offering Shareholders can recover the price paid for their Iowa-Only Offering Shares plus interest. We believe the amount of the cash being offered is identical to the amount we would be required to pay in damages in an action for rescission, exclusive of attorney's fees, under federal and, if applicable, state securities laws.

Registration of the Rescission Offer

          We are filing this federal registration statement with the SEC with respect to the Rescission Offer to remedy our prior failure to prohibit resales to non-Iowa residents. The disclosure in this prospectus is intended to provide the protections and information required by the 1933 Act and the rules and regulations issued under the 1933 Act in connection with your investment decision.

          Accordingly, if an Iowa-Only Offering Shareholder takes no action or rejects the Rescission Offer, he will retain his existing restricted shares. It is our intent to register those shares for resale approximately 30 to 45 days after the conclusion of this Rescission Offer expected to occur on or about February ___ to March ___, 2001.

Legal Effect of the Rescission Offer Under Federal Securities Law

          We believe, for the reasons outline below, that our potential liability under applicable federal securities laws resulting from our previous offer and sale of the Iowa-Only Offering Shares will be eliminated with respect to those shareholders who accept the Rescission Offer and return their outstanding shares for cash plus applicable interest. Nonetheless, the SEC takes the position that our potential liabilities under federal securities laws may not be completely extinguished by making this Rescission Offer. This could be true because:

     (1) we do not have sufficient money to fund the offer in the event that more than approximately 75% of Iowa-Only Offering Shareholders accept the Rescission; and
     (2) theoretically, we may still be liable under pertinent federal securities laws, even by those Iowa-Only Offering Shareholders who accept the Rescission Offer.

As a consequence, until registered for resale as expected before March ___, 2001, these shares may continue to be deemed restricted shares. Our counsel and we believe, however, that acceptance of the Rescission Offer, and receipt by the Iowa-Only Offering Shareholders of the cash consideration to be paid for each person's outstanding Iowa-Only Offering Shares, should have the effect of mitigating federal and state liability to that Iowa-Only Offering Shareholder because the damages element of any claim will be eliminated. This is especially true because, as described below, the Iowa-Only Offering (and any resales) were not violative of state law, including Iowa where the sales were originally made. We recognize that, even if an Iowa-Only Offering Shareholder affirmatively rejects or fails to respond to the Rescission Offer, our potential liability under the Securities Act may not be completely extinguished. Nonetheless, we would expect to assert that each Iowa-Only Offering Shareholder released any claims to recover the purchase price of their outstanding Iowa-Only Offering Shares because of their rejection or inaction.

          If the affirmative rejection or failure to respond to the Rescission Offer does not act as a release of claims, eligible Iowa-Only Offering Shareholders who have rejected or failed to respond to the Rescission Offer would retain any rights of claims they may have under federal securities laws. Any subsequent claims by an Iowa-Only Offering Shareholder would be subject to any defenses we may have, including the running of the statute of limitations and/or estoppel. As a result, we may be contingently liable for such claims for up to one year after the date of this prospectus. In general, to sustain a claim based on violations of the registration provisions of federal securities laws, the claim must be brought within one year after discovery of the violation upon which the claim is based, but in no event more than three years after the occurrence of the violation, in this case, based on the date of the prospectus. Under the principle of estoppel, the person bringing a claim must carry the burden of proof of why he or she took no action under the rescission offer and/or how he or she may have been injured.

Legal Effect Under State Law

          Although the Iowa-Only Offering was violative of federal securities laws, we believe the Iowa-Only Offering violated the securities laws neither of Iowa (where the offering was made) nor the states where resales were subsequently made. Nonetheless, in an abundance of caution, we have filed an amendment to the registration statement filed in Iowa and given notice of these matters to the states where we are aware resales occurred. After giving this notice and associated statutory analysis, no state has required registration of the Rescission Offer; moreover, thisprospectus and the associated terms of the Rescission Offer reflect all written and oral input from these states. Moreover, as described in "Terms of the Rescission Offer" and "Legal Effect of the Rescission Offer Under Federal Securities Law," the amount of cash being offered is identical to any potential contingent liability and/or any subsequent claims by an Iowa-Only Offering Shareholder would be subject to any defenses we may have, including the running of the statute of limitations and/or estoppel. In any event, also as described above, an Iowa-Only Offering Shareholder's right of action, if any, generally will end within one year of the date of discovery, calculated from the date of this prospectus.

Procedures Governing the Rescission Offer

          If you own one or more Iowa-Only Offering Shares, you will have 30 days from the date of this prospectus to respond to the Rescission Offer. The Rescission Offer will terminate upon receiving your response or 12:00 midnight, Central Standard Time, on the 30th day after the date of this prospectus.

     If you intend to accept the Rescission Offer and return your Iowa-Only Offering Shares for cash, please mark the Rescission Election Form attached to this prospectus as Appendix II to indicate your preference and return the Election Form, together with your outstanding shares marked "canceled," to Mirenco at the address listed below. If you elect to affirmatively rescind your prior purchase of Iowa-Only Offering Shares, except in the unlikely event that more than 75% of the Iowa-Only Offering Shares are rescinded (see "Funding the Rescission Offer"), we will send you payment within 15 business days after the
termination of the Rescission Offer.   Your outstanding shares will be canceled
upon receipt.

     You may return the Election Form and the outstanding shares to Mirenco either in person or by mail at the following address: 206 May Street, Radcliffe, Iowa 50230. If you are unable to locate and return your outstanding Iowa-Only Offering Shares with the Election Form, contact Mirenco at 800-423-9903.

     If you intend to reject the Rescission Offer and retain your outstanding restricted shares, please mark the Election Form that is attached to this prospectus as Appendix II to indicate your rejection of the Rescission Offer and return it to us. You need do nothing further. If you do not respond to this Rescission Offer by returning your completed Election Form before the termination date, you will be deemed to have rejected the Rescission Offer and will retain your outstanding restricted shares. It is our intent that your shares will be registered for resale approximately 30 to 45 days after conclusion of this Rescission Offer, expected to occur on or about February ___ to March ____, 2001.

          If you want to return your Election Form in person, you must do so by the close of business on the termination date of the Rescission Offer. If you intend to notify us on or within five days before the termination date of the Rescission Offer, we recommend that you use registered mail, return receipt requested.

          We do not intend to extend the termination date of the Rescission Offer for any responses that we find deficient. We will mail notice of any deficiencies to the eligible Iowa-Only Offering Shareholder's last known address within five business days after we receive a deficient response. If the Iowa-Only Offering Shareholder does not correct a deficient response within 30 days from the date of this prospectus, we may not rescind the outstanding shares from that shareholder in connection with this Rescission Offer.

          Please note that your response will be deemed to be effective upon receipt if you deliver it to Mirenco in person or, if you return it by mail, as of the date postmarked. To be effective, your response must be either delivered or postmarked by the termination date. Mirenco will accept your election upon receipt if it is not deficient and, once accepted, you cannot withdraw or change your election.

          We have not retained, nor do we intend to retain, any person to make solicitations or recommendations to Iowa-Only Offering Shareholders in connection with this Rescission Offer. Neither Mirenco nor its officers and directors will, or may, make any recommendations to any eligible Iowa-Only Offering Shareholders with respect to the Rescission Offer. Each eligible Iowa-Only Offering Shareholder must make his or her own decision about whether to accept or reject the Rescission Offer.

Funding the Offer

          Because we have no way of predicting the number of Iowa-Only Offering Shareholders who will accept the Rescission Offer or what number of shares will be tendered, we are not certain of the effect that the Rescission Offer will have on our financial condition. We have approximately $6,000,000 available to fund rescissions. The maximum funds required to fund the Rescission Offer, if all Iowa-Only Offering Shares were rescinded, would aggregate approximately $7,990,000, including interest. Accordingly, we believe it would require over 75% of existing Iowa-Only Offering Shares to be rescinded before we would have insufficient funds to honor any and all requests. In fact, we believe there will be a very low Rescission Offer acceptance rate. This is based in part on our experience when, on September 25, 2000, consistent with our philosophy of frequent communications with our shareholders, Mirenco's management sent a newsletter to all Iowa-Only Offering Shareholders to provide, among other information, an early notification of a rescission offer to follow. That shareholder letter specifically advised Iowa-Only Offering Shareholders that no action should or could be taken until a formal Rescission Offer prospectus was registered following SEC review. Of the approximately 4,400 newsletters mailed, we received approximately 35 phone calls in the first week and only 3 of those expressed that they would accept the Rescission Offer upon receipt of the prospectus. The remainder of the phone calls expressed that they had no interest in accepting the Rescission Offer, once formally made by prospectus. Since that time, we have received another 4 responses indicating a desire to accept the Rescission Offer. Additionally, based on our review of subscription agreements for the Iowa-Only Offering, we determined that 70% of the approximately 4,324 Iowa-Only Shareholders invested less than $1,000, indicating to management that such investments were not necessarily material to most investors' total assets. While there is little factual support, management believes the acceptance rate of the Rescission Offer will be less than 10% on the basis of these responses and continued general comments from shareholders.

          Mirenco does not have liquid assets sufficient to pay the approximately $7,990,000 in cash that we would need to pay if the Rescission Offer is accepted by all of the Iowa-Only Offering Shareholders. If more than 75% of existing Iowa-Only Offering Shares are rescinded, then Mirenco may be forced to significantly scale back operations, seek alternative sources of financing, including sale of additional shares of Mirenco common stock, or liquidate assets. Costs, including legal, accounting, and printing expenses associated with the offering, are estimated to be $35,000. Mirenco has already paid almost all of these additional costs. For the reasons outlined above, management believes Mirenco has adequate operating capital to maintain its operations for the next year, and expects this to remain accurate.


                  [Balance of page intentionally left blank.]

                                 RISK FACTORS

Prospective investors should carefully consider the following factors, in addition to the other information contained in this Prospectus, before purchasing the shares offered hereby. In addition to the enumerated risks, businesses are often subject to risks not foreseen by management. This is especially true for developmental stage companies. In reviewing the prospectus, potential investors should keep in mind that other possible risks could affect us and their investments therein, including normal business risks and several economic conditions which are not within our control.

Risks Associated With This Rescission Offer

1. We may be forced to expend funds if legal actions are brought by Iowa-Only Offering Shareholders for alleged prior violations of pertinent securities laws. Iowa-Only Offering Shareholders who affirmatively reject the Rescission Offer may still attempt to assert claims against us relating to noncompliance with applicable securities laws. While we believe we have adequate defenses once the Rescission Offer is completed, we cannot predict with certainty that those claims will be barred by the Rescission Offer. This is because the legal effect of rescission offer is uncertain. To the extent any claims are brought and result in judgments for damages, our business, financial condition and results of operations could all be adversely affected. Even if we are successful in defending those claims under applicable securities laws, their mere assertion could result in potentially costly litigation and significant diversions of effort by management. At this point, we cannot quantify the dollar amount of the shares that will be rescinded. Therefore, we cannot quantify the potential contingent liability until completion of the Rescission Offer.

2. We may be forced to decrease the scope and size of our operations, liquidate assets or seek alternate sources of financing to fund the Rescission Offer. As of November 30, 2000, we had approximately $6.2 million in current assets. Current assets would be the primary resource to fund the Rescission Offer and is expected to meet needs without materially or adversely affecting our operations or financial condition. As described in "Rescission Offer - Funding the Offer," we believe that few Iowa-Only Offering Shareholders will rescind their prior purchase which, if facts later support that expectation, should mean there will be no substantive change in our business. However, if a significant number of our Iowa-Only Offering Shareholders were to rescind, we may have to liquidate assets, scale back our operations or seek alternative sources of financing, which could adversely and materially affect our operations and financial condition. If we were to scale back our operations, we may lose customers either permanently or temporarily and also drive our potential customers to competitors. If we were to liquidate assets, we might not have the equipment or facilities to adequately operate our business. If we are forced to seek alternate sources of financing, we will likely have to pay significantly higher interest rates than would be the case currently.

Risks Associated with Our Business

3. We are a development stage company with a limited operating history and net losses to date. We are a development stage company and have only a limited history of operations, which limits our ability to predict the effect of future events and how management will respond. Our operations commenced shortly after our inception on February 21, 1997. From inception through July 31, 2000, we have experienced net losses and have an accumulated deficit of $3,312,070. It is uncertain whether our range of emission control and increased fuel economy products will produce significant sales or that we will ever become profitable. We therefore expect to continue to incur net losses until we can produce sufficient sales to cover our expenses.

4. We depend on our intellectual property and any failure to protect that intellectual property could adversely affect our ability to meet future expectations. Failure to protect our existing intellectual property rights may result in the loss of our exclusivity. We rely on patent and trademark law to protect our intellectual property. Our patents will expire between 2007 and 2011, thus have an average remaining life of approximately 9 years. Outside the U.S., Canada, and Mexico, effective patent and trademark protection may not be applied for or may be limited or costly. We may also be subjected to litigation to defend against claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others. Any litigation regarding our propriety rights could be costly and would divert management's attention, resulting in the loss of certain of our proprietary rights, requiring us to seek licenses from third parties and preventing us from selling our products and/or services, any one of which could have a material adverse effect on our business, results of operations and financial condition. Our inability to protect our trademarks adequately could have a material adverse effect on our business, results of operations and financial condition.

          We acquired our patents through contractual agreement with American Technologies, LLC, an affiliated company controlled by Dwayne Fosseen, buying the exclusive licensing and distribution rights to five products developed by American Technologies: DriverMax(R), DriverMax(R) Software, HydroFire(R) Injection, HydroFire(R) Fluid and HydroFire(R)

Lubricant. We believe that we have obtained all rights necessary to market our products and services without infringement on rights or patents. Moreover, we may ultimately be forced to rely upon common-law protection with respect to our trade secrets and other proprietary matters. Consequently, it may be extremely difficult for us to enforce our proprietary rights and thereby prevent competitors from selling or otherwise infringing on our products. In the absence of further patent protection beyond our contractual rights above, we may be vulnerable to competitors who attempt to copy our products or methods. However, we seek to achieve profitability through aggressive promotion and marketing and by developing customer relationships, which could provide a contractual basis for profits irrespective of proprietary infringements. We may consider purchasing insurance for patent and proprietary product protection. Assuming product sales develop in 2000 and 2001 and management has had time to evaluate these product sales; suitable amount of insurance coverage could then be determined.

5. Our products could be deemed subject to regulatory standardswhich could adversely impact sales. We believe our products to be "retrofit devices," as defined under EPA regulations, which generally classifies our products as external modifications made to the vehicle after manufacturing and not affecting the federal certified combustion process. We are, however, subject to the regulatory risk that EPA may construe distribution of the products to be also governed by "fuel additive" regulations which generally classifies products that affect the federally certified combustion process. These more stringent regulations sometimes require scientific testing for both acute and chronic toxicity. This testing is not required for approval of pollution control products deemed to be "retrofit devices."

          The Clean Air Act of 1990 mandates annual emission testing for every vehicle located in many of the one hundred fourteen Environmental Protection Agency -designated "Non-Attainment Areas" throughout the United States. A non-attainment area is a locality where air pollution levels persistently exceed national ambient air quality standards. The EPA has, in some instances, however, granted or permitted certain waivers or time extensions for compliance with these air quality standards. Similar mandates are required in cities in Mexico and Canada. Therefore, a significant market is generally available for products that reduce emissions and increase operating efficiency. However, the future of this market is uncertain and environmental laws could change. Further, a decline in the aggressive enforcement of prevailing regulations could severely impact our sales and, therefore, our cash flow and profitability.

6. Our dependence on outside entities to produce our inventory could delay availability. We are dependent upon numerous outside entities and market conditions for our revenues. I.C.E. Corporation, a Federal Aviation Authority certified electronic manufacturing company in Manhattan, Kansas, has been contracted to produce our DriverMax(R) and possibly other electronic products, which we distribute. While all materials required to manufacture and assemble our product line are readily available and are shelf items, we are reliant on I.C.E. Corp. to provide electronic product quality protection for our products, sales of which generated revenues for us during our early stage product distribution. Nonperformance by, or poor service from, I.C.E. Corp. could have a damaging effect on our relationships with our customers. There is a possibility the prices of materials and labor might increase and that operations or deliveries may be delayed if shortages occur. Unavailability of or delay in obtaining our products from I.C.E Corp., among other factors, may delay our receipt of income for significant periods.

7. We are developing a new market where market acceptance is not fully known. The likelihood of our success must be considered in the light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business, particularly in an enterprise involving new or unfamiliar techniques for pollution control in a regulatory environment. Specifically, we have only recently commenced operations at a time when the retrofit and automotive original equipment manufacturers industries are evolving and are characterized by an increasing number of market entrants. Because the market for our products and services is new and evolving, it is difficult to predict the size and future growth rate, if any, of this market. While it is known that the retrofit and automotive original equipment manufacturers industries are large and growing, it is unknown whether the market for our products and services will continue to develop or become sustainable. If use of our products and services fails to grow, our ability to establish and expand our brand identity will be materially and adversely affected.

          We believe that our establishing and maintaining brand identity of our products is a critical aspect for attracting and expanding our targeted market audience and that the importance of brand recognition will increase. Promotion and enhancement of our brands will depend largely on our success in continuing to provide high-quality products and services. Our success will be largely dependent upon marketing and upon the quantity of customers who purchase our products or license rights to our patents. It is uncertain whether there is a broad market for our products or that one will ever exist. Therefore, the market potential for our products must be deemed "less than certain." It is anticipated the market will be highly sensitive to many features exhibited by our products, including our retail price, quantity discounts, replacement or recharge costs, fuel savings, emission reduction percentages, engine wear characteristics, establishment and enforcement of local regulatory mandates, and length of time required to achieve measurable results.If we are unable to provide high-quality products and services or otherwise fail to promote and maintain our brand, or incur excessive expenses in an attempt to improve or promote and maintain our brand, our business, results of operations and financial condition could be materially and adversely affected, including the possible variability of revenues from region to region.

8. Changes in general market conditions could more significantly disrupt a new venture. Fuel prices fluctuate and extraordinary variations therein could have a detrimental effect on our business. Customer purchase decisions may also be based on an increase or decrease in the cost of regulatory compliance, prevailing interest rates, vehicle maintenance costs, or other market conditions. We have no ability to influence market conditions that may affect the decisions of our customers. Unfavorable taxation policies, import tariffs, or other regulations imposed by federal and state governments that affect the overall business climate could adversely affect our product sales. Any future tax increases or new government regulations levied on our products could severely affect our operations.

9. We currently face and will continue to face competition which may become more significant in our attempt to establish our brand. Both the automotive aftermarket, the "retrofit" industry and the automotive original equipment manufacturers industry are, and can be expected to remain, intensely competitive. We must compete with other, more widely accepted emissions-control devices. Currently, we have many competitors that are better financed and are better established. It is also likely other competitors will emerge in the future, both foreign and domestic. We believe we offer products that are more effective, more convenient, and economically preferable than our competitors' products. We will seek to establish a position of market leadership through aggressively marketing these differences. However, our competitors may introduce more competitive products or techniques. The retrofit and automotive original equipment manufacturers industries involve rapid technological change and are characterized by intense and substantial competition. Additionally, we will compete with other companies that have greater market recognition, greater resources, and broader distribution capabilities than we have. Increased competition by existing and future competitors could materially and adversely affect our ability to achieve profitability, especially since the retrofit and automotive original equipment manufacturers industries are already highly competitive with respect to price, service, location and professionalism. Moreover, we will compete with a number of companies whose names initially may enjoy a recognition that exceeds our own. Although we believe we will compete successfully, we may not be able to maintain a high level of name recognition and prestige within the marketplace. Our inability to compete within the industry or maintain a high-quality spectrum of products may adversely effect an investment in the Company.

10. Technological change may make our products obsolete. The market for our products and services is characterized by rapid technological developments, frequent new-product introductions, and evolving industry standards. The emerging character of these products and services and their rapid evolution will require us to effectively use leading technologies; continue to develop our technological expertise; enhance our current products and services; and continue to improve the performance, features, and reliability. We may not be successful in responding quickly, cost-effectively, and sufficiently to these or similar developments. In addition, the widespread adoption of new Internet technologies or standards could require us to make substantial expenditures to modify or adapt our products and services. A failure by us to respond rapidly to technological developments could have a material adverse effect on our business, results of operations and financial condition.

11. We are dependent on certain key personnel, and our future success may depend on our ability to retain and recruit other management and technical personnel. Currently, we are wholly dependent on the personal efforts and abilities of certain key members of our current management staff. In addition, we may be required to retain the services of other qualified individuals. The market for individuals possessing the qualifications we require is competitive, and it is difficult to attract and retain personnel. Our business and operations may be adversely affected if relationships with certain of our key personnel were to be severed. We maintain key-man life insurance of $1,000,000 on Mr. Fosseen. We intend to carry key-man life insurance on other personnel as well. We have entered into employment agreements with each of Messrs. Fosseen, Relick, Allison and Jolley. These employment agreements contain noncompete provisions; however, we may not be able to retain these employees or prevent them from competing with Mirenco in the event of their departure. Moreover, because of the technological nature of our business, we are dependent upon our ability to attract and retain technologically qualified personnel. There is significant competition for technologically qualified personnel in the geographical area of our business, and we may not be successful in recruiting and retaining qualified personnel. Our inability to retain personnel may adversely affect the business.


12. While our management team has general business experience, it has limited experience managing full-scale production and sales of our product line. Members of management have significant experience and expertise in their prior work background. However, it is unknown how these individuals will perform until the product is accessible to the customer and the management team is tested. Further, investors will have no right or power to take part in or direct the management of Mirenco. Thus, purchasers of the shares offered hereby will be entrusting the funds to our management, upon whose judgment the investors must depend, with only limited information concerning management's specific intentions and limited experience in this field. Accordingly, no investor should purchase shares unless an investor is willing to entrust all aspects of management, including the selection of businesses and/or officers and/or directors.

13. Management and ownership of Mirenco is controlled by our Officers and Directors and the interests of a related party may be adverse to the interests of Mirenco. Prior to the offering, individual officers, directors, and shareholders owning more than 10% owned in the aggregate 72.1% of the shares. As of the date of this prospectus, one member of our current management team, Dwayne L. Fosseen, controls 67.9% of the issued common stock of Mirenco. Consequently, the principal shareholders may be able to effectively control the affairs of Mirenco and the outcome on all matters submitted for a vote to our shareholders, including the election of a majority of our directors. Specifically, at least initially, the principal shareholders will be able to elect all of our directors. Control by the principal shareholders may have the effect of discouraging certain transactions involving an actual or potential change of control of Mirenco, including transactions in which holders of shares might otherwise receive a premium for their shares over then current market prices.

Risks Associated with Our Common Stock

14. Possible adverse impact in the level of trading activity if deemed a "penny stock." If the "penny stock" or similar regulations apply in the future, they could have the effect of reducing the level of trading activity in the secondary market for the shares and make it more difficult for investors to sell their shares in the company. As of the date of the prospectus, our shares are not deemed to constitute so called "penny stock." If the shares are not listed on a national exchange, or if we can not attract a market maker following and the price of shares falls below the so-called "penny stock," low-priced securities regulations could affect the sale of the shares by decreasing liquidity. These regulations require, among other standards, broker-dealers to disclose the risk associated with buying penny stocks and to disclose their compensation for selling the shares.

15. There is no assurance of a public market. There currently is no public market for Mirenco's shares. We do expect to list our shares on the NASD Bulletin Board or NASDAQ Small Cap Market shortly after this Rescission Offer is concluded. It is uncertain in the future, even if the shares are listed on a national or regional exchange or a proprietary reporting system, whether broker-dealers will want to continue making a market for the shares. Continuing to be a publicly traded company requires us to enlist broker-dealers to serve as market makers. After becoming a market maker, the broker-dealer may discontinue related activities at any time, without notice.

          Liquidity of the trading market for the shares or even that an active public market will develop is uncertain. If an active public market does not develop or is not maintained, the market price and liquidity of the shares may be adversely affected. Consequently, holders of shares acquired pursuant to this offering may not be able to immediately liquidate their investment, and the shares may not be readily accepted as collateral for a loan. Accordingly, prospective investors should consider the purchase of shares only as a long-term investment.

16. Future sales of our common stock could adversely affect our stock price. As of July 31, 2000, we have 13,259,027 shares of our common stock issued and outstanding, out of a total of 30 million authorized shares. Shares were issued to the current shareholders at differing times between our inception and this date. As is true for other companies contemplating significant growth, we expect to require additional financing in due course. Additional financing may not be available to us if and when required or on terms acceptable to us. If we issue any additional securities, the proportionate ownership and voting power of the other shareholders would be reduced. Further, any new issuance of shares may result in a change of control of Mirenco. Moreover, any currently undesignated shares of Mirenco may be issued without shareholder consent in a manner and with terms, provisions and rights which would make a takeover of Mirenco more difficult and therefore less likely. Further, additional financing, if available, might result in substantial dilution of the equity interests of existing shareholders. Potential investors should be aware any issuance of additional shares may result in a reduction of the book value per share or the market price or economic value, if any, of the outstanding shares. Moreover, shares held by the principal shareholders, as well as other directors, officers or 10% shareholders, have been owned beneficially for more than one year by existing shareholders and may now be sold in the market pursuant to Rule 144 with regard to sales by affiliates after at least one year has passed from the date of their purchase. Sales of substantial amounts of shares in the public market, or the perception that these sales could occur, could depress prevailing market prices for the shares. Public market sales may also make it more difficult for Mirenco to sell equity securities or equity-related securities in the future at a time and price which it deems appropriate.

17. Trading activity in our common stock could be volatile. Our business is expected to change rapidly, which could cause our quarterly operating results to vary and our stock price to fluctuate. The price at which shares may be purchased or sold may be subject to extreme fluctuations resulting from many factors, including actual or anticipated fluctuations in our operating results, selection of new products, execution of new contracts, general market conditions or other factors. Our quarterly operating results may vary significantly in the future, depending upon a number of factors, including timing of new announcements and customer subscriptions. The sales cycle could be lengthy and subject to a number of significant risks over which we have little or no control, including customers' budgetary constraints and general economic conditions. Due to the foregoing factors, quarterly revenue is difficult to forecast. Additionally, if quarterly revenue levels are below expectations, operating results are likely to be materially adversely affected. In particular, net income, if any, may be disproportionately affected by a reduction in revenue, because only small portions of our expenses vary with revenue.

18. The offering price has been arbitrarily determined and your investment will be immediately diluted. The price of the shares offered currently to investors has been arbitrarily determined by our management together with our advisors. Among the factors considered in determining the price of the shares were current market conditions, overhead requirements, securities standards, certain research and development requirements, and general product sales and revenue projections perceived by management as achievable or necessary by Mirenco. There are no relationships whatsoever between the price of the shares and our assets, earnings, book value or any other objective criteria of value.

          Current purchasers of the shares will also experience an immediate and substantial dilution of their investment in the Company since the net tangible book value per share after this offering will be less than the per share offering price, since the offering price exceeds the current net tangible book value per share.

19. Mirenco has not paid dividends and has no current plans to pay dividends. Dividends, if any, to shareholders are at the discretion of the Board of Directors. We have never paid any cash distributions and intend for the foreseeable future to retain any earnings to finance the growth of our business. Dividend policy will be determined by Mirenco's Board of Directors based upon consideration of Mirenco's earnings, if any, its future capital needs, and other relevant factors. To conserve funds for our contemplated activities, the Board of Directors currently does not intend to pay dividends. In fact, we anticipate that, for the foreseeable future, we will continue to retain any earnings for use in the continuing operations of our business. Moreover, we may be restricted from paying dividends to our shareholders under any future credit or other financing agreements.

20. Forward-looking statements. We make statements in this prospectus and in the documents we will file with the SEC that are considered "forward-looking statements" within the meaning of the 1933 Act and the Securities Exchange Act of 1934. Sometimes these statements contain words like "believe," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar words or expressions. These statements are not guarantees of our future performance and are subject to risks, uncertainties and other factors that could cause our actual performance or achievements to be materially different from those we project.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          Because of certain statutory and case law relating to broad discretion granted management of a company, typically directors and officers of a corporation are indemnified by and have limited monetary liability to its shareholders. Failure of management to satisfy its fiduciary responsibility to shareholders could subject management to certain claims. The following inherent or potential conflicts of interest should be considered by prospective investors before subscribing for shares. Prospective investors should also see the disclaimer at the end of the following discussion regarding certain specific transactions and "Fiduciary Responsibility of the Company's Management" and "Description of Capital Stock - Directors' Liability."

          American Technologies and Fosseen Manufacturing & Development, Inc. share common shareholders with us. Specifically, our founder and principal shareholder, Dwayne Fosseen, owns 49.9% of American Technologies and 100% of Fosseen Manufacturing. Jerrold Handsaker and Don Williams, directors of the Company, own 2.4% combined of American Technologies.

          Effective April 30, 1999, and through contractual agreement with American Technologies, we have acquired patents and trademarks, the exclusive licensing and distribution rights to the patents, all rights to the characteristics, anticipated results, regulatory compliance, and five products developed by American Technologies. These five products are DriverMax(R), DriverMax(R) Software, HydroFire(R) Injection, HydroFire(R) Fluid and HydroFire(R) Lubricant. Under terms of the agreement, we owed an initial purchase price of $250,000 to American Technologies shareholders and will pay royalties of 3% of gross sales for twenty years from sales of the related patents and products. See also the discussion under the heading "Patents and Trademarks." Our purchase of the patents was done to reduce any potential conflicts, especially in the future. Nonetheless, Mr. Fosseen will have a continuing interest in American Technologies and Fosseen Manufacturing and, to that degree, may have a conflict of interest relative to Mirenco shareholders.


          As part of a negotiated termination agreement originally among American Technologies, Mirenco and J. Richard Relick, a director and former distributor for Mirenco, Mr. Relick will be paid ten percent of the royalties received by American Technologies from Mirenco, not to exceed a cumulative $800,000. These royalty payments are an obligation of American Technologies.

          Moreover, we do not currently own any real estate for the running of our business. However, we have executed a one-year lease with Fosseen Manufacturing requiring monthly payments of $1,200 for the use of 2,400 square feet of facilities for our offices and operations. Upon completion of the contemplated distribution center, the lease will be terminated and all employees will be housed in a combination 21,600 square foot office, warehouse and distribution facility. Dwayne Fosseen, Mirenco's principal shareholder, owns, and will continue to own, the 1.2 acres of land for the construction, located in Radcliffe, Iowa.

          While it is not expected to undermine professional representation or have any other adverse consequence, our securities counsel Duncan, Blum & Associates, is being paid for services rendered through significantly reduced cash compensation and the issuance of warrants to exercise the purchase of 30,000 shares in Mirenco at an exercise price of $0.01, over a term ending March 31, 2003.

          In each of these instances, we believe, as does Mr. Fosseen, the agreements involved are on terms no less competitive than those available through unaffiliated third parties, if not more advantageous. To that end, we, with Mr. Fosseen's active support, have instituted the policies enumerated in the paragraph following.

          While we may enter into transactions with affiliates in the future, these transactions, if any, will be entered only at prices and on terms no less favorable to us than transactions with independent third parties. In that context, we will require any director or officer who has a pecuniary interest in a matter being considered to recuse themselves from any negotiations. The Company's Articles of Incorporation, as amended, provide that any related party contract or transaction must be authorized, approved or ratified at a meeting of the Board of Directors by sufficient vote thereon by directors not interested therein; or the transaction must be fair and reasonable to the Company. In any event, any debt instruments of the company in the future are expected generally to prohibit us from entering into any affiliate transaction on other than arm's-length terms. In addition, a majority of the Board is, and must continue to be, neither an officer nor may any person have a pecuniary interest, other than as a shareholder or director, in any transactions with us. In turn, commencing immediately, a majority of the independent Board of Directors members, defined as having no pecuniary interest in the transaction under consideration, will be required to approve all matters involving interested parties. It is expected that additional independent director(s) will be added to the Board at some time after the effective date of this Rescission Offer. Moreover, an independent stock transfer agent has been appointed to assure proper issuance of stock to shareholders.

          At the current time, Mirenco has no provision to issue any additional securities to management, promoters, or their respective affiliates or associates. If, as expected, the Board of Directors adopts an employee stock option or pension plan, any issuance would be in accordance with the terms thereof and proper approval. Although Mirenco has a very large amount of authorized but unissued common stock, which may be issued without further shareholder approval or notice, Mirenco intends to reserve the stock for certain offerings contemplated for continued expansion, acquisitions and properly approved employee compensation at the time a stock option plan is adopted.


             FIDUCIARY RESPONSIBILITY OF THE COMPANY'S MANAGEMENT

          Counsel has advised our management it has a fiduciary responsibility for the safekeeping and use of all of Mirenco's assets. Management is accountable to each shareholder and required to exercise good faith and integrity with respect to its affairs. For example, whether under SEC, Iowa and/or general fiduciary principles, management cannot commingle Mirenco's property with the property of any other person, including that of management.

          Cases have been decided under the common or statutory law of corporations in certain jurisdictions to the effect that a shareholder may institute legal action on behalf of himself and all other similarly situated shareholders (a class action) to recover damages from management for violations of fiduciary duties or on behalf of a corporation (a corporation derivative action), to recover damages from a third party where management has failed or refused to institute proceedings to recover damages. On the basis of federal and/or Iowa state statutes and rules and decisions by pertinent federal and/or state courts, accordingly, (a) shareholders in a corporation have the right, subject to the provisions of the Federal Rules of Civil Procedure and jurisdictional requirements, to bring class actions in federal court to enforce their rights under federal securities laws; and (b) shareholders who have suffered losses in connection with the purchase or sale of their shares may be able to recover losses from a corporation's management where the losses result from a violation by the management of SEC Rule 10b-5, promulgated under the Securities Exchange Act of 1934, as amended, and corresponding Iowa standards. It should be noted, however, that in endeavoring to recover damages in shareholder actions, it would be generally difficult to establish as a basis for liability that our management has not met the relevant standards. This is due to the broad discretion given the directors and officers of a corporation to act in its best interests.

          To the extent any exculpatory or indemnification provision purports to include indemnification for liabilities arising under the 1933 Act, the SEC has stated that this sort of indemnification is contrary to public policy and, therefore, unenforceable. Shareholders who believe that our management may have violated applicable laws regarding fiduciary duties should consult with their own counsel as to their evaluation of the status of the law.


                                CAPITALIZATION

          The following table sets forth (i) the capitalization of Mirenco as of July 31, 2000; and (ii) the effect on capitalization if 10%, 20% or 30% or the Iowa-Only Offering Shareholders were to accept the Rescission Offer.


                                                           As Adjusted After Considering Possible Effect of Rescission
                                                                                    Offer (1)
                                                                     (acceptance means shares are rescinded)
------------------------------------------------------------------------------------------------------------------------------
                                        Actual as of     Effect if 10%     Effect if 25%     Effect if 50%     Effect if 100%
                                       July 31, 2000      Acceptance        Acceptance         Acceptance        Acceptance
------------------------------------------------------------------------------------------------------------------------------

      Stockholders' equity              $ 8,549,851       $ 7,769,227       $ 6,598,291       $ 4,646,731       $   743,611
      Additional paid in capital          1,714,954         1,714,954         1,714,954         1,714,954         1,714,954
     Deficit accumulated during
        the Development stage (2)        (3,312,070)       (3,330,180)       (3,357,346)       (3,402,622)       (3,493,175)
     Total stockholders' equity and
        Total capitalization              6,952,735         6,154,001         4,955,899         2,959,063        (1,034,610)

----------------
1. While there is no factual support, management believes the acceptance rate of the Rescission Offer will be less than 10% for the reasons described in "Rescission Offering - - Funding the Offer.".
2. Deficit accumulated during the development stage has been adjusted in each column for an expected level of interest expense calculated at an annualized 8% interest rate and a weighted average time all shares have been outstanding, considering that the investments occurred throughout the period from July 30, 1999 through July 30, 2000. The calculation resulted in estimated interest expense at the following Rescission Offer acceptance rates: $18,110, at 10%; $45,276 at 25%; $90,552 at 50%; and $181,105 at
     100%.


                            DESCRIPTION OF BUSINESS

General

          Mirenco, Inc., a development stage company, was organized and incorporated in the State of Iowa on February 21, 1997. We develop and market technologically advanced products for throttle control of internal combustion vehicles that improve fuel efficiency, reduce environmental emissions and reduce vehicle maintenance. Our primary products are derived from technology patented in the U.S., Mexico and Canada and are the following: DriverMax(R), DriverMax(R) Software, HydroFire(R) Injection, HydroFire(R) Fluid and HydroFire(R) Lubricant. We also intend to supply new and improved versions of our product line utilizing other input sensors, including Global Positioning System satellite technology and ambient sensor features. We believe we are the first to provide a product that incorporates Global Positioning System technology into a throttle-control application called "EconoCruise(R)," using "Satellite-to-Throttle(TM)" technology.

          As of July 31, 2000, we raised $7,806,240 of our $10,000,000 Iowa-Only
Offering, selling 1,561,248 shares at $5 per share. As described under the heading "Rescission Offer," Mirenco is offering to rescind (i.e., void) our sale of the Iowa-Only Offering Shares, the exclusive subject of this prospectus.

          We provide our customers with post-sale services where they are desired. However, most of our customers employ in-house maintenance, trained by our employees, to install and maintain our products. All our products are market-ready at this time, not simply in the design stage. During the past two years and after completing testing, we focused on introducing our products to the municipal transportation industry. We limited our sales efforts while we focused on raising the capital necessary to implement our long-term business plan.

          Because we are still a developmental stage company, and have had relatively nominal sales to date, we have been dependent upon just a few larger, sporadic purchases. However, although 91% of 1999 sales were concentrated among 4 customers, our customers are primarily metropolitan transit authorities with finite numbers of buses; therefore, we do not believe we are dependent upon only these customers to maintain future business. Instead, we intend to use testimonials and real-world performance data from these customers to decrease, or eliminate, trials and evaluations from future customers' decision-making and acquisition processes. Nonetheless, past dependence to a handful of customers could continue unless our envisioned aggressive marketing campaign is successful.

          Our technology originally grew from the ideas and early inventions of our founder, Dwayne Fosseen. Mr. Fosseen submitted his ideas to the United States Department of Energy ("DOE") Kansas City Plant operated by AlliedSignal. Mr. Fosseen sought, and received, a Federal cost-shared "CRADA" (a Cooperative Research and Development Agreement) program so that his ideas could be jointly engineered. Under the DOE's CRADA program, the resulting technology design became the property of Mr. Fosseen. Mr. Fosseen subsequently filed for and obtained patents for the technology in the United States, Mexico and Canada. There is no requirement to promote, acknowledge or provide financial remuneration for the DOE's efforts, although we have approval to display the DOE's logo on the resulting technology and do so.

          Over the next two years, at a minimum, we intend to sell both the licensing rights to the patented technology and products that are based on the patents. We believe that the aftermarket of existing automobiles represents a potentially substantial market for our products as add-ons. We further believe that the automobile original equipment manufacturers represent a potential market for the licensing rights to our patents.

          DriverMax(R), currently marketed and in production, is an environmental product that improves engine exhaust emissions while increasing fuel mileage and reducing vehicle-maintenance costs. DriverMax(R) is primarily targeted to heavy start-stop vehicles like buses, trash trucks and construction vehicles. The benefits recognized from the installation of DriverMax(R) are accomplished by precise programmable computer management of the vehicle's throttle position. We believe DriverMax(R) is unique since it has demonstrated improvements without the usual unacceptable negative performance tradeoff (between fuel mileage, emissions and speed) found in competing products, is configurable via software parameters, and self-adjusts as a function of the age of the vehicle.

          The HydroFire(R) System, currently marketed and in production, is a sophisticated superset of the DriverMax(R) technology, providing all of the benefits of the DriverMax(R) plus the additional benefit of cutting oxides of nitrogen ("NOx") emissions under performance conditions where NOx is produced. Specifically, NOx is produced under heavy loads and high engine temperatures. When these conditions occur, HydroFire(R) Injection injects a patented fluid, HydroFire(R) Fluid, into the engine to combat the Nox production by approximately 50%. The HydroFire(R) Fluid is a patented water-alcohol-lubricant mixture for which we have patented the blending process. Specifically, water cuts the NOx production, alcohol serves as an antifreeze for the water, and HydroFire(R) Lubricant serves to thwart the potentially solvent and/or corrosive characteristics of the alcohol in the engine and/or storage containers. HydroFire(R) Systems are primarily targeted to heavy transport vehicles, including as inner and inter-city buses and trucks.

          EconoCruise(R), currently in development through a Fund-in Work-for-Others agreement with the U.S. DOE's Kansas City Plant, operated by Honeywell (previously operated by Allied Signal), is a highly sophisticated throttle-control system that provides advanced levels of "intelligence" to common cruise control technology. EconoCruise(R) utilizes Global Positioning System signals to "know" the topography of the road ahead, thereby allowing the vehicle to best manage throttle and emissions. For example, EconoCruise(R) allows a user-programmed limit of momentum to be gained on downhill sections and limits the traditional uphill over acceleration found in standard cruise controls. Additional sensors can and will be employed within EconoCruise(R) to provide further "intelligence" to the system - for example, calculating wind direction/speed/resistance, real time engine performance (RPM, MPG, temperature, emissions, etc.) as well as the potential of automatically "knowing" the speed limit and terrain-imposed areas of acceleration and deceleration based on programming the software and identifying the vehicle's position according to Global Positioning System technology.

          EconoCruise(R) is beyond the conceptual stage and is currently under development from both the software intelligence perspective as well as the physical design for installation on existing vehicles. The technology was proven and demonstrated in August of 1999 in a publicized demonstration using a cross-country truck on route from Des Moines, Iowa, to Kansas City, Missouri. The route was first driven by a driver skilled at fuel efficiency; his actions were programmed into a prototype EconoCruise(R) unit and then re-run by an average driver, yielding approximately 20% fuel savings across the route.

          Having worked through the early design and proving phases of EconoCruise(R), we have executed a "Funds-in Work For Others Agreement" with the DOE's Kansas City plant, whereby industry procures unique services from government laboratories to build the product. We anticipate both the physical product will be marketable to the population of existing vehicles and that rights to the patented technology and proprietary design work will be marketable to automakers.

          Future applications of the patents are being investigated in respect to production costs, market size, and opportunity. Examples of a potential product include a "Teenage DriverMax(R)" where, for example, young drivers could be limited in their ability to go from zero to sixty in less than 10 seconds. Currently, our products are designed for diesel engines and are being adapted to gasoline engines. This adaptation will open a considerably larger market for us. Additionally, for example, using Global Positioning System technology, city vehicles could be automatically changed into a throttle mode producing fewer emissions when inside a programmed radius of the center of the city. Given over acceleration generates waste and excessive emissions, more "intelligent" management of the throttle holds the benefit of both an economic and environmental impact, globally. With our patented technology, the future "intelligence" of the throttle is now only limited by what can be programmed into a small on-board computer, and as provided by Mirenco, will be broadly branded "SmartFoot(TM)" technology.

Product Market

          We have built our market strategy on two marketable assets:

(1)  Licensing the patents; and
(2)  Product sales

          Patent licensing is targeted to automakers. We have identified two dozen major automakers whose markets include the three countries in which we hold patents: the U.S., Mexico, and Canada. We intend to license our patents to as many of these automakers as possible for a relatively nominal license fee and per vehicle royalty, which we believe will have a negligible effect on the retail price of new autos. Our intent is to provide nonexclusive licensing of the patented technology, so that automakers will install the technology in an effort to reduce emissions, save fuel, and decrease maintenance on all their newly manufactured vehicles.

          We are optimistic that, presuming a significantly affordable licensing fee is charged, automakers will choose to license the technology and avoid the possibility of future patent infringement legal action. We will use the proceeds of these license fees to build and execute our business into the in-service vehicle after market. We envision that automakers will take the lead in producing more efficient and cleaner vehicles using our technology, while we will work to help clean up emissions and save fuel in the market of vehicles already in service.

          We plan to introduce our current products into a variety of markets including:

               (1)  Inner and inter-city transit authorities;
               (2)  Waste disposal fleets (e.g., trash trucks);
               (3)  School buses;
               (4) Low-floor buses (e.g., rental car buses used for airport customer pick up);
               (5) Commercial fleet owners and operators (e.g., Federal Express, UPS, Coke, etc.); and
               (6) Manufacturers and maintenance organizations specializing in the above segments.

          We believe the market for our products extends globally, beyond the borders of our patented technology in the U.S., Mexico and Canada. European and Middle Eastern countries, for example, pay approximately two to three times the U.S. cost of fuel.

          The macro-perspective market for our products includes all internal combustion vehicles. Our initial products were designed for a segment of this population specifically defined by diesel-burning, electronic engines (i.e., effectively all diesel-burning vehicles built after 1990). We have now created a modification to the initial products that opens the market to both electronic and mechanical engines, thereby increasing the potential market size dramatically by including older vehicles. In fact, many foreign countries are experiencing severe pollution problems and high fuel costs while using a majority of older vehicles which are the worst emissions producers and the least fuel efficient. This product modification also allows the products to be marketed into traditional gas-powered passenger vehicles.

          The U.S. and global population of in-service vehicles is enormous. According to the 1999 U.S. Department of Energy Transportation Data Book, there are approximately 125,000,000 automobiles and 76,000,000 trucks in the U.S. These figures represent 26.7% and 41.3% of the world's automobile and bus/truck registrations, respectively. The average age in the U.S. is 8.7 and 8.3 years for cars and trucks, respectively. With age and natural deterioration and degradation of the combustion process, these vehicles are less efficient, burn more fuel, and produce more emissions; thus they can realize significantly better environmental and economic benefits from our technologies.

          Vehicles classified as "heavy" represent an immediate market for our DriverMax(R) product as well as our new EconoCruise(R) technology. There are approximately seven million vehicles classified as "heavy" in the U.S., averaging between six and seven miles per gallon. These vehicles are virtually all professional, business-related vehicles and regularly experience extremely high fuel expense. Consequently, we believe that this particular segment of the vehicle population will be sensitive to higher fuel prices and be eager to adopt new technologies that not only save fuel but also reduce emissions and decrease maintenance expenses.

          A subset of the "heavy" classification is school buses. There are approximately 500,000 school buses in the U.S., carrying over 23 million students. These school buses alone represent a tremendous market for our DriverMax(R) technology today, given their high frequency start-stop routes and non-highway mileage.

          According to compilations derived from various sources, including the U.S. Department of Energy Transportation Data Book and Polk, at current rates of production, approximately 400,000,000 new vehicles will be manufactured world-wide during the next ten years. With an estimated scrap rate and the existing number of vehicles, at the end of the next ten years, there will be approximately 1.4 billion vehicles on earth. Our intent is to license our technology for installation in as many of the 400,000,000 new vehicles as possible over the next ten years while we market and sell into the existing after market.

          We believe that Mirenco can be a significant factor in a total market exceeding $2 billion, based upon a 1998 University of Northern Iowa market research and analysis survey which considered only early models of DriverMax(R). This survey was conducted prior to our introduction of our EconoCruise(R) technology.

Sales and Marketing

          Our philosophy is to drive our cost of goods down far enough that the suggested retail price of our products can be lowered to the point where the payback in fuel savings is measured within one year. Consequently, our intent is to build a streamlined sales and marketing operation and offer the products at the lowest suggested retail price possible while maintaining an appropriate gross profit per product.

          We intend on utilizing various sales methods including distributors, original equipment manufacturers, regional commissioned salespeople and independent mechanics. All of the potential sales models will be tested and utilized to varying degrees. The independent mechanic model is targeted directly towards mechanics and engine repair shops that can serve as both installation service sites and retail outlets.

          We currently have existing contacts and prospective distributors and regional commissioned sales people throughout the U.S., Canada and Mexico. Furthermore, the Des Moines Area Community College offers one of a number of certified mechanics schools around the U.S., and has expressed an interest in becoming a certified Mirenco training center for Mirenco-certified independent mechanics.

          To date, we have consciously limited our sales efforts and intentionally selected prospects that would help in building the proof and customer foundation that will be leveraged in future sales. These sales began as initial conversations regarding the benefits of our products and led to installation and testing of several demonstration units. Once the technology was proven, our customers worked through their signature approval process, leading to purchase orders and full installation of sold units. We intend to use testimonials and real-world performance data from these customers to decrease, or eliminate, demonstration trials and evaluations from future customers' decision-making and acquisition processes. Existing customers, installations, and evaluations include Louisville; Cedar Rapids; Grand Canyon; Overland Custom Coach (a Canadian bus manufacturer); Memphis; Iowa Department of Transportation; Ann Arbor; Coke; Chicago; Pepsi; Mexico City; St. Louis; Sioux City; and the Steve Forbes Presidential Campaign Bus.

          We are hopeful that the licensing of our products to automakers will result in increased consumer and user awareness of our products. We will additionally use aggressive sales and marketing programs, including participation in appropriate domestic and international trade shows and major print media.

          The overall market for our products continues to become more accepting and fertile as environmental regulatory and oversight agencies like the U.S. Environmental Protection Agency continue to create more stringent compliance standards for transportation. Similarly, the California Air Resource Board is generally regarded as the most stringent state environmental agency in the United States. We have obtained a California Air Resource Board exemption number and approval to sell within California. This exemption number is displayed on our DriverMax(R) product.

Production Suppliers

          Our production has been outsourced to a firm with extensive experience in the field of computerization and production of high performance, tolerance and precision equipment. We are dependent upon outside entities and market conditions for our revenues. I.C.E. Corp., an FAA certified electronic manufacturing company located in Manhattan, Kansas, has been contracted to produce our DriverMax(R) and possibly other electronic products which we distribute. We are reliant on I.C.E. Corp. to provide electronic product-quality protection for our products, sales of which will generate revenues during our early stage product distribution. Nonperformance by, or poor service from, I.C.E. Corp. could have a damaging effect on our relationships with our customers.

          Our formal relationship with I.C.E. Corp. is an arm's-length arrangement whereby we provide detailed production specifications and I.C.E. Corp. produces products to those specifications in the quantities ordered. Generally, all materials required to manufacture and assemble our product line are readily available and are shelf items. Orders are typically manufactured and delivered within, at most, a ten-week timeframe. Payment terms are standard for the industry. We are not required to order or accept delivery of any product based on a predetermined time schedule, and production unit costs decrease with increasing quantities.

          At the present time, we intend to continue having our current and future products manufactured by outside companies that can meet our specifications for high quality and reliability. Based on our knowledge of various manufacturers, we believe that, if the need ever arose, we could develop alternative suppliers with production capabilities to assure a continuing output of product. Our management has contacted other companies capable of producing our products if the current supplier is unable to produce our anticipated volume levels.

Competition

          The market for our products and services is characterized by rapid technological developments, frequent new product introductions and evolving, varying industry and regulatory standards. The emerging character of these products and services and their rapid evolution will require us to effectively use leading technologies, continue to develop our technological expertise, enhance our current products and services, and continue to improve the performance, features and reliability.

          We believe, considering the proprietary nature of our current DriverMax(R) and HydroFire(R) control system and our new products utilizing Global Positioning System technology, there is no other known automotive retrofit device that can compete with our current or contemplated spectrum of offerings. If there are products that perform the same functions as our products, we believe our products are among the most economical, effective options available for buyers of retrofit emission reduction devices. Furthermore, if substitute products are introduced by competitors that infringe on the patents, we will vigorously defend our rights.

          Certain identified competitive products include: portable fuel cells that combine hydrogen, which can be obtained from methanol, natural gas or petroleum, and oxygen from air without combustion to generate electricity; biofuels that use crops, corn stalks and trees to make cleaner, renewable fuels for cars and buildings; cleaner burning gasoline engine cars; hybrid electric/gasoline motors and electric vehicles. However, many, if not all, of these alternatives, are considered years away; expecting for example that it may take decades before a mass-marketable car using fuel cell technology is available. Also, these alternatives may create a potential solution for emissions and fuel economy but do not yet address the power, convenience and reliability needs of automobile drivers.

          In consideration of perceived competition, it is important to note that Mirenco's technologies do not technically compete with most, if not all, of their respective solutions. Mirenco's technologies and solutions target the wasted fuel and excess emissions produced as a result of continuous, unrecognized over throttling of vehicles under varying conditions. Alternate (i.e., "competitive") solutions generally work to either filter emissions and/or assist the engine in burning more of the excess fuel directed to the engine as a result of over throttling. With this understanding and distinction, we intend to make the industry aware that our products are not competitive to, but in fact cooperate with other solutions.

          Potential competitors include engine makers and auto manufacturers such as Navistar (NYSE: NAV) and Detroit Diesel (NYSE: DDC) who are working to make more efficient, cleaner engines; future technology researchers and manufacturers such as FuelCell Energy (NasdaqNM: FCEL) and Ballard Power Systems (NasdaqNM: BLDP) who are working to advance the newest technologies of electrical power generation from hydrogen; physical and chemical exhaust screens, such as KleenAir Systems (OTCBB: KAIR) NOxMaster that injects an ammonia-based product into the exhaust; entirely new fuel mixtures such as that being developed by Clean Diesel Technologies (OTCBB: CDTI); and various forms of air mixture devices, magnets and engine add-ons. It is important to note that our solution is based on a completely different paradigm from that of these potential competitors in that we work to more precisely deliver an appropriate amount of fuel to the engine for the operator's desired vehicle movement. In other words, our competitors generally seek solutions after the fuel is burned, while we work to solve the emissions problem before it happens.

Distribution

          We currently utilize independent representatives and organizations for the delivery of our products as well as for direct sales and marketing. We believe that various methods will be employed for varying markets, and we will utilize the most economical means available as our development continues. As part of the anticipated use of proceeds detailed in our Iowa-Only Offering, we intend to construct a state-of-the art distribution and warehousing facility for our products. The facility will include sufficient office space to accommodate our management, sales support, and expected growth in staff. We have sought and received preliminary approval for economic development assistance from the state and county for this proposed facility.

          We intend to utilize technology wherever possible to drive an in-house sales operation focused on large fleet owners, transit authorities, licensing opportunities, and the federal government. Smaller fleets and international sales will be managed indirectly through one of a number of distribution arrangements.

Government Regulation

          As public concern over air quality grows, we believe the marketplace grows more fertile for our technologies. In the U.S., the EPA, under the Clinton Administration, has created tighter emissions regulations that affect fuel suppliers, automakers and operators. As President Clinton stated in his January 2000 State of The Union Address, "In the new century, innovations in science and technology will be the key not only to the health of the environment, but to miraculous improvements in the quality of our lives and advances in the economy." We believe that we are one of the companies to lead the way in providing new technologies to assist in the national and international effort to deliver a cleaner environment to future generations.

          The U.S. is not alone in its efforts to combat pollution. For example, Canada's air quality regulatory agency has recognized a growing air quality concern and is mandating similar regulations and standards to those being promoted within the U.S. Mexico is currently experiencing tremendous air quality problems in its highly populated areas. Mexico City officials work to regulate heavy emissions-producing vehicles by not allowing them to operate on consecutive days unless they pass emissions standards tests. We installed DriverMax(R) on a large truck in Mexico City and were able to pass the tests, thereby permitting the daily use of the vehicle for its inner city commercial delivery route.

          Developed nations around the world are working to promote a healthy environment by identifying and taking action on the polluting sources. Furthermore, based on our direct experience in Mexico City, feedback from potential overseas distributors and management opinion, many of these countries allow longer useful lives for their vehicles than we accept in the U.S. Consequently these vehicles are likely to emit more smoke and polluting elements and burn excessive amounts of fuel. As their government air quality officials continue to recognize and act on vehicle emissions, the market for our products becomes easier to penetrate.

          Currently, all conventional vehicles, as well as most alternate fuel vehicles and certain retrofit technologies legally sold in the United States, must be "certified" by the EPA to qualify for the "Low Emission Vehicle" ("LEV") classification necessary to meet federal fleet-vehicle conversion requirements. Our products have met, and management believes the products will continue to meet, these certification requirements. However, since this is an area in which the government is continually updating and legislating or mandating new requirements, we are uncertain whether our products will continue to be certified. Whenever possible, we intend to maintain our certification.

          We are aware that countries outside the U.S. are considering their own regulatory requirements in the area of clean air and engine emissions. In order to improve the marketability of our products in those countries, we will conform our products to these regulations if it is economically feasible to do so.

          We believe our products to be "retrofit devices" as defined under EPA regulations. We are, however, subject to the regulatory risk that EPA may construe distribution of the products to be also governed by "fuel additive" regulations. These more stringent regulations sometimes require scientific testing for both acute and chronic toxicity, which is not required for approval of pollution control products deemed as "retrofit devices." Although scientific testing would be facilitated by the fact that alcohol is a substance used in the transportation and many other industries and about which a great deal is already known concerning toxicity, additional regulatory compliance could substantially lengthen the period of time before HydroFire(R) could be widely commercialized. We believe the EPA "fuel additive" regulations do not apply to our DriverMax(R) products, since our product does not involve the introduction of additives into the engine air intake system, as those terms are defined in EPA regulations and generally understood in the automotive engineering community. However, it is possible that a competitor who manufactures fuel additives that are subject to the more stringent "fuel additive" regulations may raise the issue with EPA in order to interfere with or delay the commercialization of competing with our technology.

          We are not aware of any proposed regulatory changes that could have a material adverse effect on our operations and/or sales efforts. Further, we have not been required to pay any fines for and are not aware of any issues of noncompliance with environmental laws.

Patents and Trademarks

          Effective April 30, 1999, we executed an agreement to transfer the ownership of the patents and trademarks from American Technologies to us. Our founder and principal shareholder, Dwayne Fosseen, owns 49.9% of American Technologies, as discussed under the heading "Certain Relationships and Related Transactions." We will pay American Technologies a 3% royalty of annual gross sales for a period of 20 years, beginning November 1, 1999. The agreement required the payment of $25,000 at the time we met the Iowa-Only Offering $500,000 minimum offering. Approximately one-half of the amount due was paid on December 13, 1999 and the other one-half was paid on February 15, 2000, being distributed to Mr. Fosseen. A $225,000 payment became due American Technologies per the agreement once we had raised $5,000,000 in the Iowa-Only Offering. The $225,000 was an accrued liability as of July 31, 2000 and paid in August 2000.

          We believe the execution of this agreement with the associated transfer of ownership to us will eliminate any uncertainty that may have existed in ensuring our exclusive distribution and manufacturing rights. While we do have a right of first refusal to purchase any additional patents from American Technologies as they become available, we do not anticipate that any patents will be so forthcoming and that we do not need any other patents to implement our business plan. The patents covered by the above referenced agreement are:

1. United States Patent Number 4,958,598, issued September 25, 1990, entitled "Engine Emissions Control Apparatus Method."
2. United States Patent Office, 5315977, "Fuel Limiting Method and Apparatus for an Internal Combustion Vehicle" issued May 31, 1994.
3. Canadian Patent Number 1,289,430, issued September 24, 1991, entitled "Engine Modification Apparatus Fuel."
4. Mexican Patent Number 180658, "Fuel Limiting Method and Apparatus (Staged Fueling). Registration date January 17, 1996.
5. A Canadian patent application filed on April 13, 1992 is still pending. The patent application is entitled "Fuel Limiting Method and Apparatus for an Internal Combustion Vehicle."

     In addition, we have filed for and obtained the following Registered
Trademarks:

(1)   HydroFire(R) Fluid           (5)   EconoCruise(R)
(2)   HydroFire(R) Injection       (6)   "SmartFoot(TM)"
(3)   HydroFire(R) Lubricant       (7)   "Satellite-to-Throttle(TM)"
(4)   DriverMax(R)

Employees and Consultants

          We currently have ten full-time employees, with no part-time employees. There have been no management-labor disputes, and we are not a party to any collective bargaining agreement. Employees currently have minimal Company-provided employee benefits. In order to attract the appropriate personnel to assist the company in our future growth, we are analyzing additional benefits and improvements to our existing benefits program. With the $7,806,240 raised in the Iowa-Only Offering through July 30, 2000, less the dollar amount of shares rescinded pursuant to this Rescission Offer, we are in the process of establishing appropriate incentive compensation programs which are currently being reviewed and approved by our Compensation Committee and/or our Board of Directors.

Facilities; Description of Property

          We currently do not own any properties for the running of our business. However, we have executed a one (1) year lease with Fosseen Manufacturing requiring monthly payments of $1,200 for the use of 2,400 square feet of facilities for our offices and operations. Upon completion of the contemplated distribution center, the lease will be terminated and all employees will be housed in a combination 21,600 square foot office, warehouse and distribution facility. As discussed at "Certain Relationships and Related Transactions," the 1.2 acres of land for the construction, located in Radcliff, Iowa, is owned by Dwayne Fosseen, principal shareholder of Mirenco. Construction of the distribution center began in August 2000 and, pending the result of the Rescission Offer, is expected to be complete by March 2001.

Management

(1)  Introduction
     ------------

          The following table summarizes the names, ages and positions of our executive officers and directors as of July 31, 2000. Our By-laws set the number of directors at five, each serving one-year terms. The current four directors were all elected at our annual meeting of shareholders held on May 13, 2000, and will hold office until their successors are elected at the next annual meeting of the shareholders. No director holds a directorship in any other reporting company. See the pertinent individual's specific biographical information, which follows:


               Name                           Age  Position

               Dwayne Fosseen                  53  Chief Executive Officer,
                                                    Chairman of the Board of
                                                    Directors and Treasurer
               J.  Richard Relick              69  Chief Operating Officer,
                                                    Director and Secretary
               Wayne Allison                   39  President
               Darrell R. Jolley               37  Chief Financial Officer
               Don D. Williams                 64  Director
               Jerrold Handsaker               49  Director

(2)  Executive Officers
     ------------------

          Dwayne L. Fosseen, born in 1946, is founder, President, Chief Executive Officer, Chairman of the Board of Directors and Principal (controlling) Shareholder. Mr. Fosseen's inventiveness and ingenuity have led to seven patents that have been issued in the U.S., Canada and Mexico in the field of energy conservation. He also has two patents pending. Mr. Fosseen has personally been involved in major projects with the U.S. Department of Agriculture, U.S. Department of Energy, Iowa Corn Growers Board, National BioDiesel Board and the Iowa Soybean Promotion Board. Mr. Fosseen has over 15 years experience in the field of heavy-duty engines and has directed major EPA testing efforts at Ortech Corporation, an international emissions testing company. Mr. Fosseen is also the principal in Fosseen Manufacturing & Development, Inc. Further discussion regarding Mr. Fosseen is available under the heading "Certain Relationships and Related Transactions."

          J. Richard Relick, born in 1929, Chief Operating Officer, graduated from Dickinson College, Carlisle, Pennsylvania, in 1951 with a degree in economics and has a 1963 associate degree in management from Northeastern University, Boston, Massachusetts. Mr. Relick has extensive management background in the introduction of new technology, having launched two new companies, one in the environmental area and another in biotechnology. Mr. Relick was a Group Vice President of Eco-Labs, a Fortune 500 company, and, as President of Ventron Europe, formed a new company in Brussels, Belgium to serve the world chemical and pharmaceutical markets. Mr. Relick served as a captain in the Marine Corps. Mr. Relick currently serves as director of Certech Corporation, a manufacturer of reusable oil filters, and Northern Probiotics, a producer of Antibiotic Replacement Therapy for humans and animals. Further discussion regarding Mr. Relick is available under the heading "Certain Relationships and Related Transactions."

          Wayne Allison, born in 1960, has served as President of an international technology firm publicly traded in Israel and as CEO of a publicly traded business consolidation holding company. Mr. Allison has served as a director and officer of public companies since 1994 and has operated in a variety of roles in growth companies. His background includes high technology development, sales and marketing and national/international distribution channels. Additionally, Mr. Allison has devised strategy and conducted a national merger and acquisition campaign and has created and negotiated the public market capital and equity strategies for growth companies. Mr. Allison published a book on conducting Internet Business ("The Internet Business Primer", Sourcebooks, 1995), obtained his bachelors degree in Behavioral Psychology and Computer Science engineering from the University of Texas at Arlington, and has completed his Masters Degree in Managerial Economics/Finance from Oklahoma University.

          Darrell R. Jolley, born in 1962, has been a Chief Financial Officer, Secretary, Treasurer and a director of public, reporting companies since 1996 and has as well served as a Chief Operating Officer for much of that time period. Mr. Jolley has a natural inclination to new businesses and industries and has intentionally developed his business skills for start-up and fast growth companies. His experience and expertise in managing SEC requirements as well as equity and company valuations has enabled him to devise long-term wealth-building corporate strategies for shareholders of growing companies. Early in his career, Mr. Jolley was employed at Deloitte and Touche, international CPA firm. Mr. Jolley graduated from the University of Texas at Austin majoring in the Business Honors Program with a specialization in Accounting. Mr. Jolley obtained his CPA certification in January 1989.

(3)  Directors
     ---------

Dwayne L.  Fosseen.  (See "Executive Officers" above.)

          J.  Richard Relick.  (See "Executive Officers" above.)

          Jerrold Handsaker, born in 1950, practiced general business law in Iowa for 22 years and was admitted to practice in all Iowa Courts, U.S. District Courts in Northern and Southern Iowa, the U.S. Tax Court and the U.S. Supreme Court. He holds two U.S. patents and is presently President and CEO of Innovative Lighting, Inc., an Algona, Iowa manufacturing company that manufactures and markets products to the worldwide marine and RV industries. He is a member of the Iowa State Bar Association, the National Marine Manufacturer's Association and the American Boat and Yacht Council. Mr. Handsaker received his undergraduate degree from Iowa State University in 1972 and his juris doctorate degree from Drake University in 1975. Mr. Handsaker has been a director of Mirenco since June 1, 1998.

          Don D. Williams, born in 1934, a lifelong resident of Williams, Iowa, has been involved in the grain business and is a major producer of livestock. Mr. Williams has also been associated with real estate as a licensed associate. Mr. Williams has served as an officer of the County Farm Bureau Board, Heart of Iowa Realtors Board, and the County Compensation and Extension Board. A director of the Company since June 1, 1998, Mr. Williams is also a veteran of the Korean War.

          Two of the directors are employees of the Company: Mr. Fosseen also serves as Chief Executive Officer and Mr. Relick serves as Chief Operating Officer.

          Directors who are not employees of the Company receive no fee for attending meetings of the Board of Directors but are reimbursed for any out-of-pocket expenditures.

Remuneration, Employment Contracts and Employee Benefits

          As the Company's operations develop, it is anticipated that additional personnel may be hired. It is generally anticipated that any new-hires will devote full time to the Company. At such time, the Board of Directors may, in its discretion, approve the payment of additional cash or noncash compensation to the foregoing for their services to the Company.

          We have entered into employment agreements with Dwayne Fosseen, J. Richard Relick, Wayne Allison and Darrell Jolley.

          On June 15, 1999, Messrs. Fosseen and Relick each entered into two year employment agreements with Mirenco (collectively, the "Employment Agreements") that each provides for annual salaries, bonuses and other benefits. Annual salaries, as set forth in their agreements, are $45,000 through 1999 and $75,000 starting January 1, 2000, or upon successful close of our public offering. As described in "Remuneration", it is anticipated that Messrs. Fosseen and Relick will devote approximately 100% of their time to Mirenco. The Board of Directors has the right to terminate the Employment Agreements with or without cause at any time, provided, however, that termination by the Board of Directors without cause would obligate us to pay the compensation due under the applicable Employment Agreement for the remainder of the term involved. Pursuant to the terms of the Employment Agreements, Messrs. Fosseen and Relick have agreed that they will not compete with us during the period of their employment and for a one-year period after termination of each applicable Employment Agreement.

          Messrs. Allison and Jolley each entered into a one-year employment agreement with us dated November 3, 1999. The employment agreements provide for each to earn compensation at the annual rate of $75,000 as well as other benefits, including stock options which vest over the period of January 1, 2000 through September 30, 2003. Upon any future change in control of Mirenco, the options will immediately and fully vest. It is anticipated that Messrs. Allison and Jolley will devote approximately 100% of their time to Mirenco. The Board of Directors has the right to terminate the employment agreements with or without cause at any time, paying two weeks compensation. Pursuant to the terms of the employment agreements, Messrs. Allison and Jolley have agreed that they will not compete with us during the period of their employment and for a one-year period after termination of each applicable employment agreement.

          Mirenco does not provide officers with pension, stock appreciation rights, long-term incentive or other plans, but it has the intention of implementing these kinds of employee benefits in the future. Specifically, we anticipate that we will adopt, in the future, an employee bonus program to provide incentives to our employees. It is anticipated that an incentive plan would pay bonuses in cash or stock to employees based upon our pretax or aftertax profit for a particular period. It is anticipated that we will adopt a retirement plan-- such as a 401(k) retirement plan -- and that we will implement an employee health plan. Establishment of retirement plans and their implementation will be at the discretion of the Board of Directors; any bonus plan(s) will be based on annual objective, goal-based criteria developed by the Board of Directors for eligible participants and will be exercisable only at prices greater than or equal to the market value of the underlying shares on the date of their grant.

Litigation

          We are not a party to any litigation, material or otherwise; we are not aware of any threatened civil, administrative or civil proceeding that would have a material adverse affect on our business; and we do not believe that the outcome of the rescission offer will have a negative impact on our ability to conduct our business.


                  [Balance of page intentionally left blank.]

Securities Ownership of Certain Beneficial Owners and Management

     The table set forth below presents certain information regarding beneficial ownership of our common stock, our only voting class of securities, as of July 31, 2000, by (i) each shareholder known to us to own, or have the right to acquire within sixty days, more than five percent (5%) of our common stock outstanding; (ii) named executive officers of the company; and (iii) all officers and director nominees of the company as a group. All share amounts have been adjusted to reflect the results of stock splits effective June 1998 and April 1999.


Name and Address                                                                    Amount of Common Stock
Beneficial Owner (1)                                                               Beneficially Owned(2)(3)    Percent of Class
--------------------                                                               ------------------------    ----------------
Dwayne Fosseen, Director, Chairman of the Board                                           9,008,700(4)               67.9%
and Chief Executive Officer

Don Williams, Director                                                                      342,800                   2.6%

Jerrold Handsaker, Director                                                                  44,030                    (8)

J.  Richard Relick, Director and Chief Operating Officer                                     50,000(5)                 (8)

Wayne Allison, President                                                                     60,000(6)                 (8)

Darrell R.  Jolley, Chief Financial Officer                                                  60,000(7)                 (8)

All Directors and Officers as a Group                                                     9,565,530                  72.1%

----------------

(1) Unless otherwise indicated, the address of each director and officer is c/o Mirenco, Inc., 206 May Street, P.O. Box 343, Radcliffe, Iowa 50230.
(2) Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. A person is deemed to be the beneficial owner of securities that may be acquired upon the exercise of options, warrants or convertible securities by such person within 60 days from the date on which beneficial ownership is to be determined.
(3) Reflects total outstanding 13,259,027 shares as of July 31, 2000. All share amounts are after the effect of our 3:1 stock split on June 9, 1998 and 5:1 stock split on April 16, 1999.
(4) Amount excludes options to purchase 38,000 shares, exercisable at $0.29, owned by Betty Fosseen.
(5) Represents 50,000 shares owned pursuant to options to purchase shares of common stock at $4.25 per share, exercisable within 60 days. Excludes options to purchase 50,000 shares at $4.25 per share that vest on January 1, 2001. All options expire on June 15, 2009.
(6) Represents 60,000 shares owned pursuant to options to purchase shares of common stock at $5.00 per share, exercisable within 60 days. Excludes unvested options to purchase 220,000 shares at $5.00 per share which vest 20,000 options per quarter between September 30, 2000 and September 30, 2001, and 15,000 options per quarter between January 1, 2002 and September 30, 2003. All options expire on September 30, 2008.
(7) Represents 60,000 shares owned pursuant to options to purchase shares of common stock at $5.00 per share, exercisable within 60 days. Excludes unvested options to purchase 220,000 shares at $5.00 per share which vest 20,000 options per quarter between September 30, 2000 and September 30, 2001, and 15,000 options per quarter between January 1, 2002 and September 30, 2003. All options expire on September 30, 2008.
(8) Less than 1%.


Family Relationships

     There are no family relationships relating to Mirenco between executive officers, directors or 10% or greater shareholders.



                  [Balance of page intentionally left blank.]

                            Executive Compensation

     The table below sets forth a summary of the compensation earned by our named chief executive officer and other executive management for 2000 (projected), 1999 and 1998.

                                                 Summary Compensation Table
                                                 --------------------------

Annual Compensation                                        Long-Term Compensation Awards

                                                            Bonus                        Securities     Long-Term
      Name and                 Fiscal                     and Other       Restricted     Underlying     Incentive     All other
 Principal Position             Year      Salary($)      Compensation    Stock Awards      Options        Plans     Compensation
 ------------------             ----      ---------      ------------    ------------      -------        -----     ------------
Dwayne Fosseen, CEO             2000        $75,000
                                1999        $35,596           0                0              0             0            0
                                1998        $26,000

J.  Richard Relick, COO         2000        $75,000
                                1999        $25,365(1)        0                0            100,000         0            0
                                1998           n/a

Wayne Allison, President        2000        $75,000
                                1999        $12,500(2)        0                0            280,000         0            0
                                1998           n/a

Darrell R. Jolley, CFO          2000        $75,000
                                1999        $12,500(2)        0                0            280,000         0            0
                                1998           n/a

----------------

(1) Amount represents payments for eight months in 1999.
(2) Amount represents payments for two months in 1999.



                            SELECTED FINANCIAL DATA

     The following table sets forth certain financial data for Mirenco, a development stage company. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Financial Statements and Notes thereto included elsewhere in this filing. The selected financial data for the years ended December 31, 1999 and 1998, have been derived from our financial statements which have been audited by independent certified public accountants and are included elsewhere in this filing. The selected interim financial data for the seven months ended July 31, 2000 and 1999 and the cumulative data since inception have been derived from our financial statements which are unaudited and which are included elsewhere in this filing.



                  [Balance of page intentionally left blank.]

                             Income Statement Data

                                                                                                                   Cumulative
                                                                                                                  February 21,
                                                                                                                      1997
                                                                                                                  (Inception)
                                                                                                                  ----------
                                   Year ended           Year ended         Seven months      Seven months        through July
                                  December 31,         December 31,            ended            ended            ------------
                                     1999                 1998            July 31, 2000      July 31, 1999         31,  2000
                                     ----                 ----            -------------      -------------         ---------
Sales                              $   195,295         $    33,992         $     48,725       $     66,034        $   296,170
Cost of Goods Sold
and Operating Expenses                 732,145           2,239,720              622,221            307,428          3,708,100
Loss from Operations                  (536,850)         (2,205,728)            (573,496)          (241,394)        (3,411,930)
Interest Income                         12,351              13,186               78,229              4,753             99,860
Net Loss                           $  (524,499)        $(2,192,542)        $   (500,267)      $   (236,641)       $(3,312,070)
Loss per Share                     $     (0.05)        $     (0.19)        $      (0.04)      $      (0.02)       $     (0.27)
Common Shares
Outstanding (1)                     11,735,001          11,412,219           12,230,691         11,645,153         12,230,691


                              Balance Sheet Data

                                                     Year ended                  Seven months
                                                  December 31, 1999           Ended July 31, 2000
                                                  -----------------           -------------------
        Working Capital                                 $   807,556                   $ 6,804,071
        Total Assets                                        962,878                     7,233,075
        Shareholder's Equity (2)                            836,029                     6,952,735
        Deficit accumulated during
         the development phase                          $(2,811,803)                  $(3,312,070)

----------------

(1) Based on the weighted average number of shares outstanding during the period and adjusted for stock splits approved June 9, 1998 and April 16, 1999.
(2)  There have been no, nor are there expected to be, cash dividends.


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1.   Introduction

     Management has, to date, intentionally focused all of our limited resources on our business plan, consisting of the following chronological elements:

 a.  First Round Capitalization
 b.  Product Development and Testing
 c.  Empirical Performance Results and Testimonials
 d.  Launch Planning
 e.  Second Round Capitalization
 f.  Launch
 g.  Licensing, Sales and Marketing

     We raised $788,400 in our successful SCOR offered during 1997 and 1998. These funds supported the completion of our early product testing and first marketing efforts. Initial product sales occurred to transit authorities in Memphis, Ann Arbor, and Cedar Rapids.

     We added another $334,895 from a private stock offering to our existing shareholders during 1999 to support our planned follow up offering to raise up to $10 million. The funds raised in the private stock offering were used primarily for legal, accounting, printing and marketing costs of our Iowa-Only Offering which was approved for distribution within the state of Iowa on July 30, 1999. As of July 30, 2000, we raised a cumulative $7,806,240 from the Iowa-Only Offering.

     From inception to date, we have incurred no significant research and development costs. Prior to our purchase of the patents from American Technologies, as discussed at "Certain Relationships and Related Transactions," we estimate from records provided to us that American Technologies and other related entities incurred research and development costs of approximately $4 million. From proceeds of our Iowa-Only Offering, we expect to spend between $800,000 and $1.8 million over the next three years in research and development for improving and streamlining our existing products, reducing manufacturing costs and developing new applications.

     We are investing funds from the Iowa-Only Offering in a distribution and office facility located in Radcliffe, Iowa, on property owned by our principal shareholder. The total cost is expected to be approximately $1.25 million to build and furnish the new building. Through July 31, 2000, we have expended $94,316 to begin construction. We have worked closely with state and local government officials who have now declared the property to be an enterprise zone where we will be able to take advantage of certain property tax breaks. Though the number of employees will grow only slightly during fiscal year 2000, we anticipate we will be adding additional mechanics and sales personnel as well as sales management as we continue to implement our business and marketing plans. By December 31, 2001, with the new facility built and anticipated increased sales, we believe we will employ 29 full-time employees, including the four existing executive managers.

     We have now completed the first five steps as outlined above, with significant and adequate capital to seek a listing on NASDAQ's Small Cap Market(TM). A NASDAQ listing provides four elements that we desire:

 a. Additional awareness and public attention gained from operating as a publicly traded company;
 b.  A public market valuation for the Company;
 c. An alternative for future equity capitalization if required and desired by the Company; and
 d.  An exit vehicle for existing shareholders who desire to sell.

     Once the Rescission Offer is concluded, we intend to use certain proceeds from the Iowa-Only Offering to launch our products and offer to license our patents to automakers simultaneous with the NASDAQ listing. Our intent is to make the automakers aware of our patented technologies, provide a significantly inexpensive offer for licensing and royalties, and to gain rapid and significant market awareness for our technologies.

     The simultaneous marketing campaign efforts conducted at the time of launch are intended to jumpstart our sales efforts into the existing-vehicle aftermarket, make a strategic, nonexclusive offer to automakers for patent licensing and to generate awareness and interest in Mirenco within the investment community. We are hopeful that the unique business method of launching, licensing, and execution that we have chosen will yield product marketing, patent licensing, and investment analyst attention more rapidly than could be obtained via more traditional, smaller-exposure methods.

     In parallel and support of our launch, Mirenco products are being utilized, marketed and sold, albeit on a limited basis, to relatively high-profile organizations. We are optimistic that the performance data and testimonials obtained from these high-profile customers will serve to minimize, or eliminate, potential extended evaluations from prospective customers' acquisition decision-making cycles.

     Our technologies are built on patents issued to our founder and principal shareholder, Dwayne Fosseen, in a cost sharing CRADA industry/government research and development project with the U.S. Department of Energy. We have proven effectiveness in fuel savings, emissions reductions and decreased maintenance, and our products are applicable and adaptable to vehicles worldwide. Sufficient prospects regarding buses, heavy trucks and other vehicles world-wide have been generated that we believe commercially viable sales will be realized once we direct our emphasis and focus our resources. We have identified 46 auto manufacturers world-wide that are expected to produce 400 million new vehicles over the next 10 years. We anticipate selling licenses to our patents to many of the higher-volume auto producers, which will provide for a per unit royalty. While there is seasonality in the U.S. automobile sales industry, seasonality is not expected to have a significant impact on our business in the near future.

     Further, while other technologies continue to develop, we believe many of these alternatives to be 4 to 10 years away from a cost-effective solution which, in any event, would likely be implemented first and perhaps exclusively to new vehicles. Our products have the advantage of being currently applicable and we believe they provide the licensees with a foundation to further improve and develop new applications. In spite of ongoing technological advances in fuel, engines and our own products, we believe that the world-wide existing number of cars, buses and trucks is expected to provide a source for our sales for years to come. Furthermore, our technologies are in relative infancy in that we intend to incorporate considerably advanced sophistication within our products as the technological components become economically feasible for mass production (e.g., Global Positioning System satellite, global road topographical databases, speed limit databases, bi-directional throttle control, etc.).

     We are eager to launch and maximize the years of research and effort that has gone into design, development, protection and planning. Management believes, and performance data demonstrates, that market acceptance of Mirenco's technologies can provide a global benefit measured both economically and environmentally. Consequently, management has carefully crafted and implemented a plan that provides the products, company infrastructure, human-resource skills and business strategy to leverage and maximize the patents and resultant technology as quickly as possible, with final company valuation being determined by the free markets.

2.   Background

     Our fiscal year ends December 31. The following analysis of our financial condition and results of operations for the fiscal years ended December 31, 1999 and 1998 should be read in conjunction with our audited financial statements for the periods and other information presented elsewhere in this filing.

3.   General

     We develop and market technologically advanced products for throttle control of internal combustion vehicles that improve fuel efficiency, reduce environmental emissions and reduce vehicle maintenance. Our primary products are derived from technology patented in the U.S., Mexico and Canada and are:
DriverMax(R), DriverMax(R) Software, HydroFire(R) Injection, HydroFire(R) Fluid HydroFire(R) Lubricant and EconoCruise(R). Our newest product offering, EconoCruise(R), is a new and improved version of our product line utilizing other input sensors including Global Positioning System technology and ambient sensor features. We believe that we are the first to provide a product that incorporates Global Positioning System technology into a throttle-control application using "Satellite-to-Throttle(TM) technology. We intend to market our products both domestically and internationally and intend to license our patented technology to automakers for use on their new model vehicles. We expect our revenues to increase as a result of the broader market penetration, license revenues and new products scheduled for introduction over the next 6 to 36 months.

     We have incurred losses during our fiscal years ended December 31, 1999 and 1998 while developing and introducing our original products and focusing management and other resources on capitalizing the Company to support future growth. DriverMax accounts for more than 90% of our product sales during our development stage, being the most readily marketable of our fully developed products. HydroFire units account for the remainder. No sales have been conditioned on other performance or approval. The losses incurred to date are considered normal for a developmental stage company. Other costs were incurred during these two years to prepare us for commercialization of our products, including additional management, personnel, consultants and marketing expenditures. We expect that, as sales increase, there will also be increases in the total amount of distribution and selling, general and administrative expenses. However, as a percentage of sales, these expenses should decline.

4.   Financial Impact of Rescission Offer

     Because we have only limited factual support, we have no way of predicting the number of Iowa-Only Offering Shareholders who will accept the Rescission Offer or what number of shares will be tendered. Therefore, we cannot precisely quantify the effect that the Rescission Offer will have on our financial condition. However, we believe this Rescission Offer will have a minimal financial impact on our operations. We expect most of the outstanding Iowa-Only Offering Shareholders subject to the Rescission Offer will reject rescission of their Iowa-Only Offering Shares. We base our expectation on responses to a newsletter to shareholders, mailed September 25, 2000 and other conversations with Iowa-Only Offering Shareholders who made their original investment decision in Mirenco based on our patents, products and business potential and who appear interested in continuing their investment. Further, the average individual investment of $1,805, and 70% of Iowa-Only Offering Shareholders invested less than $1,000, causes management to believe that investment in Mirenco is not necessarily material to most investors' total assets.

     Regardless of the rate of acceptance of the Rescission Offer, we will contribute the funds necessary to complete the Rescission Offer. Mirenco does not have liquid assets sufficient to pay the approximately $7,990,000 in cash that we would need to pay if the Rescission Offer is accepted by all of the Iowa-Only Offering Shareholders. However, as of November 30, 2000, we have approximately $6,000,000 available to fund rescissions. While we have no debt obligations nor lines of credit available as additional resources to fund the Rescission Offer, in December 2000, we will file an independent registration to register the shares underlying warrants and options with an aggregate exercise price of up to $1.8 million and to register up to 400,000 shares in a new primary offering at a price to be determined, but expected to be not less than $5.00 per share. Accordingly, we believe Mirenco has the resources to meet our expected obligations with regard to the Rescission Offer. In the event the acceptance rate of the Rescission Offer exceeds our expectations, we believe it would require over 75% of existing Iowa-Only Offering Shares to be rescinded before we would have insufficient funds to honor any and all requests. If we are required to rescind all Iowa-Only Offering Shares, estimated at approximately $7,990,000, we may be forced to significantly scale back operations, seek alternative sources of financing or liquidate assets.

     Even if the acceptance rate of the Rescission Offer is at or less than management's expectations, we may continue to be contingently liable to Iowa-Only Offering Shareholders under relevant federal laws for a period of up to one year after discovery of the violation upon which a claim by an Iowa-Only Offering Shareholder is based, but in no event more than three years after the occurrence of the violation. Particularly since extending this Rescission Offer may eliminate any damages element, management has no way of predicting the potential financial impact of this contingent liability.

5.   Results of Operations

     The fiscal year ended December 31, 1999 compared to the fiscal year ended December 31, 1998.

     Our net sales increased $161,303, or 475%, for the year ended December 31, 1999 compared to the same period in 1998. The increase resulted from initial sales of our products, particularly one sale to the Transit Authority of River City (TARC - Louisville, Kentucky) for approximately $95,000. Service revenue accounted for $12,105, or 6%, of 1999 net sales compared to $3,200, or 9%, of 1998 net sales. 1999 service revenue came primarily from one customer. We anticipate service revenues will continue to account for progressively smaller portions of sales in the future, as service revenues are not planned to be a significant business segment.

     Cost of goods sold for 1999 and 1998 were 74% and 134% of sales, respectively. Low gross margins during these periods relate to the high percentage of fixed warehouse and assembly costs with relatively low sales during the time we concentrated on capitalizing for future growth. We believe product costs will range between 40% and 60% of sales with implementation of our marketing plan.

     Total operating expenses decreased $1,606,351 for fiscal year December 31, 1999. We incurred stock-based compensation expense of $1,858,054 in 1998 in connection with the issuance of stock and employee stock options. Otherwise, operating expenses increased $251,703 with the increase in sales and increased personnel and management. During 1999, we hired a Chief Operating Officer, President and Chief Financial Officer. These hires were considered critical both for timing and implementation of our plans and, as we become a reporting company, provide us with experience regarding finance, sales, marketing, manufacturing, technology, national and international distribution, SEC compliance and reporting, equity and capital formation and management. Also with increased sales, we will continue to incur higher royalty expenses payable to American Technologies. Owing 3% of gross sales through October 31, 2019, per the terms of the patent purchase agreement, we believe royalty expense will be a significant component of total expenses in future years.

     Our net loss decreased from $2,192,542 in 1998 to $524,499 in 1999 primarily as a result of the employee options granted in 1998.

     The seven months ended July 31, 2000 compared to the seven months ended July 31, 1999.

     Revenues were $48,725 for the seven months ended July 31, 2000 compared to $66,034 for the same period in 1999. During our development stage, we focused management and other resources on raising equity capital and developing our products. This was particularly true during 2000 as we worked to close the Iowa-Only Offering effective July 31, 2000 whereas we had only limited equity sales efforts during the same period in 1999. While no trends or seasonality have yet to be identified, sales occur sporadically during the development stage creating differences between comparative periods. In 1999, certain large dollar orders occurred prior to July 31 and then again in November. In 2000, sales have remained low through the date of this prospectus.

     Costs of sales and expenses increased $314,793 or 102% from 1999 to 2000 during this seven month period. The increase is primarily attributable to an approximately $175,000 increase in wage expense because of new personnel and executive management, an approximate $40,000 increase in travel and advertising as we began to make sales presentations to other transit authorities around the country, an approximately $6,000 increase in postage related to continuing and improving our communication with our existing shareholders and approximately $34,000 in accounting, legal and other general and administrative. The increase in costs and expenses is also related to an approximately $60,000 increase in total cost of sales. The increase in cost of sales is broken out as $32,000 of the increase from increases in production personnel and $9,000 from increases in other production overhead. The final $19,000 difference total cost of sales occurred as a result of our better tracking of miscellaneous unit production costs such as fittings, wiring, hardware, and other final assembly materials that we recorded as cost of sales in 2000 and as general and administrative supplies through July 31, 1999. Such a difference resulted in overstating gross profit through July 31, 1999 by approximately $20,000. The July 31, 2000 negative gross margin of $50,965 is therefore attributable to higher overhead and production personnel costs during a period of low sales enabling us to train and prepare for later increased sales levels. Management believes cost of sales will range between 40% and 60% of sales as increased unit sales levels cover production overhead and unit costs.

     Royalty expense for the seven months ended July 31, 1999 was 13% of sales. Prior to our purchase of the patents and trademarks from American Technologies effective November 1, 1999, we incurred royalty expense for use of the patents payable to American Technologies at the greater of 3% of actual sales or 3% of sales calculated at an established unit price and minimum quantities. During this period, minimum quantities and the unit price exceeded both quantities shipped and the actual sales prices with the result that royalty expense exceeded 3% of actual sales. For the seven months ended July 31, 2000, royalty expense was calculated according to terms of the purchase agreement with American Technologies at 3% of actual sales. However, certain accruals totaling approximately $1,500 were not reversed for the reporting period as of July 31, a month between our fiscal quarter ends.

     Our net loss increased from $236,641 to $500,267 in 2000 primarily as a result of increased management and personnel costs as well as early sales and marketing efforts that begin the sales cycle with new potential customers.

     These changes are also applicable to differences identified from our statement of operations at July 31, 2000 compared to December 31, 1999.

6.   Liquidity and Capital Resources

     We have not yet commenced generating substantial revenue. We expect to fund development expenditures and incur losses until we are able to generate sufficient income and cash flows to meet these expenditures and other requirements. We believe we currently have adequate cash reserves to continue to cover anticipated expenditures and cash requirements.

     Since our inception in 1997, we have primarily relied on the sources of funds discussed in "Cash Flows" below to finance our testing and operations. We believe that the proceeds raised through July 31, 2000 from the Iowa-Only Offering will be adequate to continue our operations, including the contemplated expansion of sales efforts, inventories, and accounts receivable through the next three years. If, as management believes, less than 10% of the Iowa-Only Offering Shareholders accept the Rescission Offer, we will be able to continue our contemplated expansion of sales. If the acceptance rate is 25 to 50%, though unexpected, we may be required to curtail our research and development efforts along with facilities expansion, promotional and trade show expenditures and perhaps other significant operations. If, though unexpected, 100% of the Iowa-Only Shareholders accept the Rescission Offer, in addition to the above changes we may be forced to consider liquidating assets.

     If the affirmative rejection or failure to respond to the Rescission Offer does not act as a release of claims, eligible Iowa-Only Offering Shareholders who have rejected or failed to respond to the Rescission Offer would retain any rights of claims they may have under federal securities laws. Any subsequent claims by an Iowa-Only Offering Shareholder would be subject to any defenses we may have, including the running of the statute of limitations and/or estoppel. As a result, we may be contingently liable for such claims for up to one year after the date of this prospectus. In general, to sustain a claim based on violations of the registration provisions of federal securities laws, the claim must be brought within one year after discovery of the violation upon which the claim is based, but in no event more than three years after the occurrence of the violation, in this case, based on the date of the prospectus. Under the principle of estoppel, the person bringing a claim must carry the burden of proof of why he or she took no action under the rescission offer and/or how he or she may have been injured. we do not have

     We have been evaluating financing and capitalization alternatives as part of our long-term business plans. These alternatives include the sale of preferred stock and warrants. To preserve operating funds, we have also developed a strategic plan that provides for reductions of expenditures and a prioritization of development options, discussed below.

7.   Cash Flows for the Years Ended December 31, 1999 and 1998

     Since our inception, February 21, 1997, through December 31, 1999, our activities have been organizational, devoted to developing a business plan and raising capital. Where these costs are indirect and administrative in nature, they have been expensed in the accompanying statements of operations. Where these costs relate to capital raising and are both directly attributable to our offerings and incremental, they have been treated as offering costs in the accompanying balance sheets. Therefore, all indirect costs, such as management salaries, have been expensed in the period in which they were incurred.

     Net cash used in operating activities for the years ended December 31, 1999 and 1998 was $358,475 and $417,252, respectively. The use of cash in operating activities was primarily related to our net losses and significant changes in working capital components , including inventory and receivables.

     Net cash provided by financing activities during the years ended December 31, 1999 and 1998 was $851,028 and $538,550, respectively. The primary source of the financing was proceeds from the issuance of shares of common stock.

8.   Cash Flows for the Seven Months Ended July 31, 2000 and 1999

     The changes in cash flows for the seven months ended July 31, 2000 from 1999 mirrored the changes comparing the years ended December 31, 1999 and 1998. Operating losses and changes in working capital continue to account for the uses from operating activities, while increased awareness and knowledge about our products and potential market impact resulted in our raising an additional $6,975,140, since December 31, 1999, from the sale of common stock in our Iowa-Only Offering. During the seven months ended July 31, 2000, we used cash in investing activities totaling $126,494 indicating purchases of new and additional emissions testing equipment as well as initial building construction costs. The only significant cash flow activity during the seven months ended July 31, 1999 was the sale of 66,979 shares of restricted shares at $5 per share raising $252,378, net of offering costs incurred.

9.   Business and Related Party Transactions

     On April 30, 1999, Mirenco enteredt into an agreement to acquire patents and trademarks from a company whose stockholders have controlling ownership in Mirenco for a purchase price of $250,000 cash plus future royalty payments, according to contract terms. Of the cash payment, $9,800 was recorded as a lump-sum purchase of the affiliate's carrying value at the date of purchase. The remaining $240,200 was accounted for as a distribution to stockholders, and is reflected as a decrement to equity.

10.  Recent Accounting Pronouncements

     There are no recently issued accounting standards for which the impact on our financial statements at December 31, 1999, 1998 and July 31, 2000 and 1999 is not known.

11.  Forward-looking Statements

     Statements contained in this document which are not historical fact are forward-looking statements based upon management's current expectations that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements.

                       PUBLIC MARKET AND DIVIDEND POLICY

     We expect to qualify our shares for quotation on the NASD Bulletin Board or NASDAQ SmallCap Market(TM) under the symbol "MIRR" shortly after conclusion of this Rescission Offer. As described in "Risk Factors", it is uncertain whether Mirenco can continue to satisfy then-current pertinent listing standards or avoid later de-listing.

     We do not anticipate paying dividends on the common stock at any time in the foreseeable future. The Board of Directors plans to retain earnings for the development and expansion of our business. The board of directors also plans to regularly review our dividend policy. Any future determination as to the payment of dividends will be at the discretion of the board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition, and other factors the board of directors deems relevant.


                         DESCRIPTION OF CAPITAL STOCK

General

     As of May 13, 2000, our authorized capital stock consists of 30,000,000 shares of no par value common stock and 66,979 warrants to purchase 267,916 underlying shares at $5.00 per share. Shareholders are entitled to one vote per outstanding share on all matters to be voted upon by shareholders and, upon issuance in consideration of full payment, are non-assessable. Upon liquidation, dissolution or cessation of the company, assets of the company that are legally available after payment of liabilities will be distributed on a pro rata basis to shareholders so entitled. As described below, shares do not have cumulative voting rights with respect to the election of directors and, accordingly, the holders of more than 50% of the shares could elect all the directors of the company. The shares have no preemptive, subscription, conversion or redemption rights and can only be issued as fully paid and non-assessable shares.

Dividend Rights

     Each share is entitled to dividends if, as and when our Board of Directors so declares. However, we do not anticipate paying dividends on the common stock at any time in the foreseeable future. The Board of Directors plans to retain earnings for the development and expansion of our business. The Board of Directors also plans to regularly review our dividend policy. Any future determination as to the payment of dividends will be at the discretion of the board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and other factors the board of directors deems relevant.

Stock Split

     In conjunction with the planning of the Iowa-Only Offering, on April 16, 1999, the Board of Directors effected a five-for-one split of our common stock. The principal objective of the split was to increase the public float of outstanding shares prior to the Iowa-Only Offering, dated July 30, 1999. On June 9, 1998, our Board of Directors affected a three-for-one split of our common stock.

Warrants

     In order to continue the expansion and fund our operations until the completion of the Iowa-Only Offering, from May 15 to June 15, 1999, we offered to our existing shareholders the opportunity to purchase additional shares of common stock and four (4) warrants to buy additional shares of common stock for each share purchased. We sold to 192 shareholders (i) 66,979 shares of common stock for an aggregate offering price of $334,895 and (ii) 66,979 warrants to purchase 267,916 additional shares. The warrants are exercisable at any time on or prior to June 15, 2002 at a purchase price equal to $5.00 per share. We also issued warrants to exercise the purchase of 30,000 shares for professional legal representation. These warrants are exercisable at any time on or prior to March 31, 2003 at a purchase price equal to $0.01 per share.

Options

     To provide additional incentives to employees, we have granted nonqualified compensatory stock options on our common stock according to an Option Plan for 1998 and 1999. Under the 1998 Option Plan, we granted options for prior services to purchase 367,400 shares at $0.29 per share, which are fully vested, and 100,000 shares at $4.25 per share for prior services that vest half on January 1, 2000 and half on January 1, 2001. Under the 1999 Option Plan, we granted options to purchase 560,000 shares at $5.00 per share that vest quarterly from January 1, 2000 through September 30, 2003.

Voting Rights

     All shares have equal voting rights and, when validly issued and outstanding, have one vote per share in all matters to be voted upon by the shareholders. A majority vote is required on all corporate action. Cumulative voting in the election of directors is not allowed, which means that the holders of more than 50% of the outstanding shares can elect all the directors as they choose to do so and, in this event, the holders of the remaining shares will not be able to elect any directors. See also the discussion of management ownership and control under the heading "Risk Factors."

Transfer Agent

          Signature Stock Transfer, Inc.
          14675 Midway Road, Suite #221
          Addison, Texas 75001
          (972) 788-4193


                             ERISA CONSIDERATIONS

     Persons who contemplate purchasing shares on behalf of Qualified Plans are urged to consult with tax and ERISA counsel regarding the effect of any purchase and, further, to determine that such a purchase will not result in a prohibited transaction under ERISA, the Code or a violation of some other provision of ERISA, the Code or other applicable law. We will rely on the determination made by other persons.


                                 LEGAL MATTERS

     Duncan, Blum & Associates, Bethesda, Maryland and Washington, D.C., will pass upon the validity of shares being offered by this prospectus for Mirenco.

                                    EXPERTS

     The financial statements included in this prospectus and in the registration statement have been audited by Grant Thornton LLP, independent certified public accountants, to the extent and for the period set forth in their report, appearing elsewhere herein and in the registration statement, and are included in reliance upon this report being given upon the authority of said firm as experts in auditing and accounting. There has been no change in accountants since our inception, and there are no disagreements with our accountants on accounting and financial disclosure.


                             AVAILABLE INFORMATION

     As a result of these shares being registered pursuant to the prospectus and associated registration statement, Mirenco concurrently becomes subject to the informational and periodic reporting requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, Company annual (Form 10-KSB), quarterly (Form 10-QSB), and periodic material reports (Form 8-KSB) will become available and accessible as outlined below.

     Since our periodic reporting responsibility arose only concurrently with the date of this prospectus, we have not yet filed any annual, quarterly, or other special reports; proxy statements; or any other information with the Securities and Exchange Commission beyond this registration statement. You may read and copy any document we do file at the Securities and Exchange Commission's public reference rooms in Washington, D.C.; New York, New York; and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Securities and Exchange Commission filings will also be available to the public from the Securities and Exchange Commission's web site at "http://www.sec.gov."

     We have filed this registration statement on Form SB-2 with the Securities and Exchange Commission to register the offering of the shares of common stock
offered pursuant to this prospectus.   This prospectus is part of that
registration statement and, as permitted by the Securities and Exchange Commission's rules, does not contain all of the information included in the registration statement. For further information about us, this offering and our securities, you may refer to the registration statement and its exhibits and schedules as well as to the documents described below. You may review and copy these documents at the public reference facilities maintained by the Securities and Exchange Commission or on the Securities and Exchange Commission's website as described above.

     This prospectus may contain summaries of contracts or other documents. Because they are summaries, they will not contain all of the information that may be important to you. If you would like complete information about a contract or other document, you should read the copy filed as an exhibit to the registration statement or incorporated in the registration statement by reference. You may request a copy of these filings, at no cost, by writing to or calling Richard Evans, Mirenco, Inc., 206 May St., P.O. Box 343, Radcliffe, Iowa 50230, (800) 423-9903. You may also obtain information from our web site at www.mirenco.com



                  [Balance of page left intentionally blank.]

                                                                     APPENDIX I



                             FINANCIAL STATEMENTS
                                      AND
                             REPORT OF INDEPENDENT
                         CERTIFIED PUBLIC ACCOUNTANTS

                                 MIRENCO, INC.
                         (a development stage company)

                          December 31, 1999 and 1998

                                C O N T E N T S



                                                                        Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                       I-3

BALANCE SHEETS                                                           I-4
STATEMENTS OF OPERATIONS                                                 I-5
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY                             I-6
STATEMENTS OF CASH FLOWS                                                 I-7
NOTES TO FINANCIAL STATEMENTS                                            I-8

        REPORT OF INDEPENDENT
     CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
MIRENCO, Inc.


We have audited the accompanying balance sheet of MIRENCO, Inc. (a development stage company) as of December 31, 1999, and the related statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 1999 and 1998 and for the period from February 21, 1997 (inception) to December 31, 1999 (not presented). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MIRENCO, Inc. as of December 31, 1999 and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998 and for the period from February 21, 1997 (inception) to December 31, 1999 (not presented), in conformity with generally accepted accounting principles.


/s/ GRANT THORNTON LLP

Kansas City, Missouri
May 15, 2000

                                 MIRENCO, Inc.
                         (a development stage company)
                                BALANCE SHEETS

                                                                                                                  July 31,
                                                                                 December 31,                       2000
                                                                                    1999                         (Unaudited)
                                                                        ----------------------------      ------------------------
    ASSETS
CURRENT ASSETS
    Cash                                                                $                    711,612      $              6,822,574
    Accounts receivable                                                                      108,709                         9,861
    Inventories                                                                               37,050                       113,513
    Other                                                                                     77,034                       138,463
                                                                        ----------------------------      ------------------------
         Total current assets                                                                934,405                     7,084,411

PROPERTY AND EQUIPMENT - net                                                                  19,001                       139,121

PATENTS AND TRADEMARKS, net of accumulated amortization
    of $328 and $579, respectively                                                             9,472                         9,543
                                                                        ----------------------------      ------------------------
                                                                        $                    962,878      $              7,233,075
                                                                        ============================      ========================

    LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
    Accounts payable                                                    $                     83,058      $                  9,182
    Accrued liabilities                                                                       43,791                       271,158
                                                                        ----------------------------      ------------------------
         Total current liabilities                                                           126,849                       280,340

COMMITMENTS AND CONTINGENCIES                                                                      -                             -

STOCKHOLDERS' EQUITY
    Common stock, no par value, 30,000,000 shares authorized,
         11,863,999 and 13,259,027 shares issued and outstanding,
         respectively                                                                      1,707,878                     8,549,851
    Additional paid-in capital                                                             1,939,954                     1,714,954
    Deficit accumulated during development stage                                          (2,811,803)                   (3,312,070)
                                                                        ----------------------------      ------------------------
                                                                                             836,029                     6,952,735
                                                                        ----------------------------      ------------------------
                                                                        $                    962,878      $              7,233,075
                                                                        ============================      ========================


       The accompanying notes are an integral part of these statements.
                                      I-4

                                 MIRENCO, Inc.
                         (a development stage company)
                           STATEMENTS OF OPERATIONS

                                                                                                                Period from
                                                                                Seven            Seven          February 21,
                                                                                months           months             1997
                                                                                ended            ended         (inception) to
                                            Year ended       Year ended        July 31,         July 31,           July 31,
                                           December 31,     December 31,         2000             2000               2000
                                               1999             1998          (Unaudited)      (Unaudited)      (Unaudited)
                                           -----------      ------------      -----------      -----------      ------------
Sales                                      $   195,295      $     33,992      $    48,725      $    66,034      $    296,170

Cost of sales                                  144,162            45,386           99,690           40,184           312,559
                                           -----------      ------------      -----------      -----------      ------------
              Gross profit (loss)               51,133           (11,394)         (50,965)          25,850           (16,389)

Salaries and wages                             197,022                 -          291,458          117,840           488,480
Stock-based compensation                        75,000         1,858,054                -                -         1,933,054
Royalty expenses                                 8,739             7,415            2,996            8,800            21,525
Marketing and advertising                       27,797            31,313            9,964           11,062            69,074
Other general and administrative expenses      279,425           297,552          218,113          129,542           883,408
                                           -----------      ------------      -----------      -----------      ------------
                                               587,983         2,194,334          522,531          267,244         3,395,541
                                           -----------      ------------      -----------      -----------      ------------

              Loss from operations            (536,850)       (2,205,728)        (573,496)        (241,394)       (3,411,930)

Interest income                                 12,351            13,186           73,229            4,753            99,860
                                           -----------      ------------      -----------      -----------      ------------
              NET LOSS                     $  (524,499)     $ (2,192,542)     $  (500,267)     $  (236,641)     $ (3,312,070)
                                           ===========      ============      ===========      ===========      ============
Net loss per share available for common
  shareholders - basic and diluted         $     (0.05)     $      (0.19)     $     (0.04)     $     (0.02)     $      (0.27)
                                           ===========      ============      ===========      ===========      ============
Weighted-average shares outstanding -
  basic and diluted                         11,735,001        11,412,219       12,230,691       11,645,153        12,230,691
                                           ===========      ============      ===========      ===========      ============

       The accompanying notes are an integral part of these statements.

                                 MIRENCO, Inc.
                         (a development stage company)

                 STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY



                                                                                                    Deficit
                                                        Common stock            Additional       accumulated
                                                ---------------------------       paid-in           during
                                                  Shares          Amount          capital      development stage         Total
                                                ----------      -----------     -----------    -----------------    --------------
Balance at February 21, 1997 (inception)         9,000,000      $       500     $      -       $            -       $          500

Issuance of stock                                  749,550          249,850            -                    -              249,850

Net loss                                              -                -               -                 (94,762)          (94,762)
                                                ----------      -----------     -----------    -----------------    --------------
Balance at December 31, 1997                     9,749,550          250,350            -                 (94,762)          155,588

Issuance of stock                                1,065,525          355,175            -                    -              355,175

Issuance of stock for

  services rendered                                 90,000           30,000            -                    -               30,000

Issuance of stock                                  550,125          183,375            -                    -              183,375

Issuance of stock for

  services rendered                                117,000           39,000            -                    -               39,000

Issuance of stock for

  services rendered                                 58,600           58,600            -                    -               58,600

Issuance of stock options                             -                -          1,730,454                 -            1,730,454

Net loss                                              -                -               -              (2,192,542)       (2,192,542)
                                                ----------      -----------     -----------    -----------------    --------------
Balance at December 31, 1998                    11,630,800          916,500       1,730,454           (2,287,304)          359,650

Distribution to stockholders                          -                -            (15,200)                -              (15,200)

Issuance of stock                                   66,979          334,895            -                    -              334,895

Issuance of stock                                  166,220          831,100            -                    -              831,100

Offering costs                                        -            (374,617)           -                    -             (374,617)

Issuance of warrants for

  services rendered                                   -                -            149,700                 -              149,700

Issuance of stock options                             -                -             75,000                 -               75,000

Net loss                                              -                -               -                (524,499)         (524,499)
                                                ----------      -----------     -----------    -----------------    --------------
Balance at December 31, 1999                    11,863,999        1,707,878       1,939,954           (2,811,803)          836,029

Issuance of stock (Unaudited)                    1,395,028        6,975,140            -                    -            6,975,140

Offering costs (Unaudited)                            -            (133,167)           -                    -             (133,167)

Distribution to stockholders (Unaudited)              -                -           (225,000)                -             (225,000)

Net loss (Unaudited)                                  -                -               -                (500,267)         (500,267)
                                                ----------      -----------     -----------    -----------------    --------------
Balance at July 31, 2000 (Unaudited)            13,259,027      $ 8,549,851     $ 1,714,954    $      (3,312,070)   $    6,952,735
                                                ==========      ===========     ===========    =================    ==============

        The accompanying notes are an integral part of this statement.

                                 MIRENCO, Inc.
                         (a development stage company)
                           STATEMENTS OF CASH FLOWS

                                                                                                                Perioud from
                                                                                                                February 21,
                                                                                    Seven months  Seven months      1997
                                                                                        ended         ended    (inception) to
                                                           Year ended   Year ended     July 31,      July 31,     July 31,
                                                          December 31, December 31,      2000          1999         2000
                                                              1999        1998       (Unaudited)   (Unaudited)  (Unaudited)
                                                          ------------ ------------ ------------  ------------ --------------
Cash flows from operating activities
    Net loss                                               $(524,499)   $(2,192,542)   $(500,267)   $(236,641)   $(3,312,070)
    Adjustments to reconcile net
     loss to net cash used in
     operating activities:
       Stock-based
       compensation                                           75,000      1,858,054            -            -      1,933,054
       Depreciation and amortization                           1,229              -        6,303            -          7,532
       (Increase) decrease in assets:
          Accounts receivable                               (102,988)        (2,010)      98,848        1,806         (9,861)
          Inventories                                         59,150        (85,457)     (76,463)      19,104       (113,513)
          Other                                               11,719          8,912      (61,429)      (1,641)       (63,613)
       Increase (decrease) in liabilities:
          Accounts payable                                    78,123         (4,209)     (73,876)       9,043          9,182
          Accrued liabilities                                 43,791              -      227,367       62,500        271,158
                                                           ---------    -----------   ----------    ---------    -----------
            Net cash used in operating activities           (358,475)      (417,252)    (379,517)    (145,829)    (1,278,131)
                                                                                                                        --
Cash flows from investing activities
    Purchase of patent                                        (9,800)             -         (650)      (9,800)       (10,450)
    Purchase of equipment                                    (19,902)             -     (125,844)           -       (145,746)
                                                           ---------    -----------   ----------    ---------    -----------
            Net cash used in investing activities            (29,702)             -     (126,494)      (9,800)      (156,196)

Cash flows from financing activities                                                                                    --
    Proceeds from sale of stock, net of offering costs       866,228        538,550    6,841,973      252,378      8,497,101
    Distribution to stockholders                             (15,200)             -     (225,000)     (15,200)      (240,200)
                                                           ---------    -----------   ----------    ---------    -----------
            Net cash provided by financing activites         851,028        538,550    6,616,973      237,178      8,256,901
                                                           ---------    -----------   ----------    ---------    -----------
Increase in cash                                             462,851        121,298    6,110,962       81,549      6,822,574

Cash, beginning of period                                    248,761        127,463      711,612      248,761              -
                                                           ---------    -----------   ----------    ---------    -----------
Cash, end of period                                        $ 711,612    $   248,761   $6,822,574    $ 330,310    $ 6,822,574
                                                           =========    ===========   ==========    =========    ===========

       The accompanying notes are an integral part of these statements.

                                 MIRENCO, Inc.
                         (a development stage company)

                         NOTES TO FINANCIAL STATEMENTS

                          December 31, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

   1.   Nature of Business

   MIRENCO, Inc. (the Company) was incorporated as an Iowa corporation in 1997. The Company is a marketing company that distributes a variety of automotive and aftermarket products for which they have exclusive licensing rights. The products primarily reduce emissions and increase vehicle performance. The Company's products are sold primarily in the domestic market.

   2.   Cash and Cash Equivalents

   The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Interest income is generated from cash invested in these short-term financial instruments.

   3.   Revenue Recognition

   Revenue is recognized from sales when a product is shipped and from services when they are performed.

   4.   Inventories

   Inventories, consisting of purchased finished goods ready for sale, are stated at the lower of cost (as determined by the first-in, first-out method) or market.

   5.   Income Taxes

   The Company accounts for income taxes under the asset and liability method where deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized to the extent management believes that it is more likely than not that they will be realized.

   6.   Patents and Trademarks

   Effective April 30, 1999, the Company acquired certain patents and trademarks in a single purchase (see Note I). Patents and trademarks will be amortized on the straight-line method over their remaining legal lives or useful lives, whichever is lesser, ranging from 7 to 11 years. The Company recorded amortization expense in 1999 of $328.

                                 MIRENCO, Inc.
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                          December 31, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

   7.   Property and Equipment

   Property and equipment are stated at cost. The Company provides for depreciation on the straight-line method over the estimated useful lives of three years for computer equipment and five years for manufacturing and test equipment.

   8.   Impairment of Long-Lived Assets

   Impairment losses are recognized for, long-lived assets, used in operations when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the assets' carrying amount. The impairment loss is measured by comparing the fair value of the asset to its carrying amount.

   9.   Stock-Based Compensation

   The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation," and elected to continue the accounting set forth in Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees." This opinion requires that for options granted at less than fair market value, a compensation charge be recognized for the difference between the exercise price and fair market value.

   10.  Net Loss Per Share

   Basic net loss per share is calculated on the basis of the weighted-average number of common shares outstanding during the periods, which includes the effects of all stock splits. Net loss per share, assuming dilution, is calculated on the basis of the weighted-average number of common shares outstanding and the dilutive effect of all potential common stock equivalents. Net loss per share assumes dilution for the years ended December 31, 1999 and 1998 is equal to basic net loss per share, since the effect of common stock equivalents outstanding during the periods is antidilutive.

   11.  Fair Value of Financial Instruments

   The Company's financial instruments consist of cash, accounts receivable, accounts payable, and accrued expenses. The carrying amounts of financial instruments approximate fair value due to their short maturities.

   12.  Royalty Expense

   Royalty expense is recorded and paid based upon the sale of products, services, and rights related to patents according to a contractual agreement (See Note I).

   13.  Advertising

   Advertising costs are charged to expense as incurred.

                                 MIRENCO, Inc.
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

                          December 31, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

   14.  Offering Costs

   Specific incremental costs directly attributable to the Company's equity offerings, including advertisements in newspaper, radio and direct mail, letters, printing costs and certain identifiable legal fees, are charged against the gross proceeds of the offerings.

   15.  Software Development Costs

   The Company capitalizes software development costs when project technological feasibility is established and concludes when the product is ready for release. To date, no amounts have been capitalized. Research and development costs related to software development are expensed as incurred.

   16.  Research and Development

   The Company expenses research and development costs as incurred. Such costs include certain prototype products, test parts, consulting fees, and costs incurred with third parties to determine feasibility of products. Costs incurred for research and development were $13,415 in 1999. There were no such expenses in 1998.

   17.  Accounts Receivable

   The Company considers accounts receivable to be fully collectible; accordingly no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

   18.  Use of Estimates

   In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE B - REALIZATION OF ASSETS

   The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. Management has taken steps which it believes are sufficient to provide the Company the ability to continue in existence. The Company's ability to raise capital through its direct public offering in the State of Iowa is critical to its continued existence.

                                 MIRENCO, Inc.
                         (a development stage company)
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                          December 31, 1999 and 1998


NOTE C - OTHER CURRENT ASSETS

     Other assets at December 31, 1999 and July 31, 2000 consisted of the following:

                                                                                                          2000
                                                                               1999                    (Unaudited)
                                                                       ---------------------     -----------------------
     Prepaid legal, stock-based (note K)                               $              74,850     $                74,850
     Interest receivable                                                                   -                      52,659
     Nontrade receivables                                                              2,184                      10,954
                                                                       ---------------------     -----------------------
                                                                       $              77,034     $               138,463
                                                                       =====================     =======================

NOTE D - PROPERTY AND EQUIPMENT

     Property and equipment at December 31, 1999 and July 31, 2000 consisted of the following:

                                                                                                          2000
                                                                                1999                   (Unaudited)
                                                                       ---------------------     -----------------------
     Computer equipment                                                $              19,902     $                26,869
     Manufacturing and test equipment                                                      -                      18,886
                                                                       ---------------------     -----------------------
                                                                                      19,902                      45,755
     Less accumulated depreciation                                                      (901)                     (6,625)
     Building-in-progress construction                                                     -                      99,991
                                                                       ---------------------     -----------------------
                                                                       $              19,001     $               139,121
                                                                       =====================     =======================

     The Company recorded $901 and $5,724, respectively, of depreciation expense for the year ended December 31, 1999 and the seven months ended July 31, 2000.


NOTE E - ACCRUED LIABILITIES

     Accrued expenses at December 31, 1999 and July 31, 2000 consisted of the following:

                                                                                                          2000
                                                                                1999                   (Unaudited)
                                                                       ---------------------     -----------------------
     Royalty                                                           $              20,024     $               226,747
     Payroll and payroll taxes                                                        12,402                      14,998
     Other                                                                            11,365                      29,413
                                                                       ---------------------     -----------------------
                                                                       $              43,791     $               271,158
                                                                       =====================     =======================

                                 MIRENCO, Inc.
                         (a development stage company)
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                          December 31, 1999 and 1998


NOTE F - CONCENTRATION OF CUSTOMERS

     The Company had four customers that accounted for 91% of 1999 sales and one customer that accounted for 79% of 1998 sales. A major customer is considered to be any customer who accounts for 10% or more of the Company's total sales.


NOTE G - LEASES

     The Company leases office space and equipment from a related party under a noncancelable operating lease expiring in December 2000. Future minimum lease payments at December 31, 1999 total $14,400 for the year ending December 31, 2000.

     Total rental expense for this operating lease was $14,400 for each of the years ended December 31, 1999 and 1998.


NOTE H - INCOME TAXES

     Deferred taxes relate to amounts recognized for financial reporting which have not yet been recognized for income tax reporting. The tax effects of temporary differences related to assets and liabilities were as follows at December 31,

                                                                                1999                       1998
                                                                       ---------------------     -----------------------
     Deferred tax assets
          Net operating loss carryforward                              $             309,900     $               157,100
          Stock-based compensation                                                   613,900                     588,400
                                                                       ---------------------     -----------------------
                                                                                     923,800                     745,500
               Less valuation allowance                                             (923,800)                   (745,500)
                                                                       ---------------------     -----------------------
          Net deferred tax                                             $                   -     $                     -
                                                                       =====================     =======================

     The valuation allowance was established to reduce the deferred tax asset to an amount that will more likely than not be realized. The reduction is necessary given the Company's development stage, inability to generate profitable operations, and uncertainty about its ability to utilize net operating loss carryforwards before they expire starting in 2007. The valuation allowance was increased $178,300 and $745,500 in fiscal years 1999 and 1998, respectively.

     The income tax benefit reflected in the statements of operations differs from the amounts computed at federal statutory income tax rates. The principal differences are as follows:

                                                                               1999                        1998
                                                                       --------------------       ----------------------
     Federal income tax benefit computed at
       statutory rate                                                  $           (178,300)      $             (745,500)
     Increase in valuation allowance                                                178,300                      745,500
                                                                       --------------------       ----------------------
          Net deferred tax                                             $                  -       $                    -
                                                                       ====================       ======================

                                 MIRENCO, Inc.
                         (a development stage company)
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                          December 31, 1999 and 1998


NOTE I - RELATED PARTY TRANSACTIONS

     The Company rents office space and equipment from a company that is wholly owned by the majority stockholder of the Company. Rental payments for these operating leases were $14,400 for each of the years ended December 31, 1999 and 1998.

     The Company paid royalty fees to a company partially owned by the majority stockholder of the Company for the years ended December 31, 1999 and 1998 in the amounts of $8,739 and $7,415, respectively.

     The Company had an agreement with a company that is wholly owned by the majority stockholder of the Company to provide personnel and administrative services for part of 1999 and 1998. Total expenses incurred under this agreement were $71,911 and $226,573 for the years ended December 31, 1999 and 1998, respectively.

     On April 30, 1999, the Company entered into an agreement to acquire patents and trademarks from a company whose stockholders have controlling ownership in the Company for an initial price of $25,000. The patents and trademarks were recorded as a lump-sum purchase at the affiliate's carrying value, $9,800, at the date of purchase. The remaining $15,200 is recorded as a distribution to stockholders. The agreement calls for additional payments in the amount of $225,000 to be paid and accounted for as a distribution to stockholders upon the completed sale of 1,000,000 shares of stock offered to the public. Also, the agreement provides for royalty payments in the amount of 3% of gross sales (including product sales, service revenues, and all revenues from sales of patent rights) for 20 years commencing November 1999. This agreement can be terminated by the seller if the Company fails to make the above payments or becomes insolvent. Prior to October 31, 1999, the Company paid royalties to the company that owned the patents based on the greater of 3% of gross sales or 3% of sales based on an established unit price and minimum quantities.


NOTE J - COMMON STOCK OPTIONS

     During 1998, the Company established a nonqualified stock option plan (1998
     Plan) pursuant to which options for up to 1,200,000 shares of the Company's authorized but unissued common stock may be granted to employees and certain nonemployees. During 1999, the Company adopted the 1999 Stock Option Plan (1999 Plan), which provides for granting of options to officers, employees, advisors and consultants of the Company, for the purchase of up to a total of 750,000 shares of the Company's authorized but unissued common stock. At December 31, 1999, options for an aggregate of 1,027,400 shares had been granted as shown below. The Company accounts for stock options in accordance with APB Opinion No. 25 and related interpretations, and compensation expense has been recorded in the amounts of $75,000 and $1,730,454 for the years ended December 31, 1999 and 1998, respectively, related to stock options granted for services rendered prior to the grant date.

     On December 31, 1998, the Company granted 367,400 options to employees pursuant to its 1998 plan. The options are fully vested. The option price is $0.29. Compensation expense of $1,730,454 was recorded related to these options. The options expire December 31, 2008.

     On June 15, 1999, the Company granted 100,000 options to an employee for past service pursuant to its 1998 plan. The options vest 50,000 shares at January 1, 2000, and the remaining shares vest and are exercisable at January 1, 2001. Compensation expense of $75,000 was recorded related to these options. The option price is $4.25 and expires June 15, 2009.

                                 MIRENCO, Inc.
                         (a development stage company)
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                          December 31, 1999 and 1998


NOTE J - COMMON STOCK OPTIONS - Continued

     On December 31, 1999 the Company granted 560,000 options to two key employees pursuant to its 1999 plan. The options vest quarterly, starting January 1, 2000, through September 30, 2003. The option price is $5.00 and expires September 30, 2008. No compensation expense was recorded related to these options.


                                                                                             Weighted-
                                                                                              average
                                                           Number of shares                   exercise
                                                 -------------------------------------         price
                                                     Outstanding         Exercisable         per share
                                                 -----------------   -----------------   ----------------
Outstanding, January 1, 1998                                     -                   -   $              -

Granted                                                    367,400             367,400               0.29
                                                 -----------------   -----------------   ----------------

Outstanding, December 31, 1998                             367,400             367,400               0.29

Granted                                                    660,000                   -               4.88
                                                 -----------------   -----------------   ----------------

Outstanding, December 31, 1999                           1,027,400             367,400   $           3.24
                                                 =================   =================   ================



     Had compensation cost for the plan been determined based on the fair value of the options at the grant date the Company's net loss would have increased by $638,000 in 1999 and $14,696 in 1998, resulting in a net loss for the years ended December 31, 1999 and 1998 in the amounts of $1,162,499 and $2,207,238, respectively. Net loss per share would have been $(0.10) and $(0.19) for the years ended December 31, 1999 and 1998, respectively.

     The following table summarizes information about options outstanding at December 31, 1999 and 1998 under the Compensatory Stock Option Plan:


                                 1999 Compensatory Stock Options and Warrants
                                 --------------------------------------------

                         Options Outstanding                                        Options Exercisable
--------------------------------------------------------------------------  ------------------------------------
                                       Weighted-average
    Range of             Number           Remaining       Weighted-average       Number        Weighted-average
 exercise prices      outstanding      contractual life    exercise price      exercisable     exercisable price
-----------------  -----------------  -----------------  -----------------  -----------------  -----------------
 $0.29 to $4.25        1,027,400          8.82 years         $   2.83            367,400           $   0.29

                                 MIRENCO, Inc.
                         (a development stage company)
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                           December 31, 1999 and 1998


NOTE J - COMMON STOCK OPTIONS - Continued


                                1998 Compensatory Stock Options and Warrants
                                --------------------------------------------

                         Options Outstanding                                        Options Exercisable
--------------------------------------------------------------------------  ------------------------------------
                                       Weighted-average
    Range of             Number           Remaining       Weighted-average       Number        Weighted-average
 exercise prices      outstanding      contractual life    exercise price      exercisable     exercisable price
-----------------  -----------------  -----------------  -----------------  -----------------  -----------------
    $   0.29            367,400          10.00 years         $   0.29            367,400           $   0.29


     The fair value of the options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1999 and 1998: dividend yield of zero percent; risk-free interest rate of 6%; assumed forfeiture of zero percent; and expected lives of 8-10 years.


NOTE K - STOCKHOLDERS' EQUITY

     In May 1997 the Company's Board of Directors authorized the Company to sell up to 200,000 shares of common stock at $5 per share in a SCOR offering in the State of Iowa. Total shares issued were 156,680, which resulted in proceeds of $788,400.

     In 1998, the Company issued 6,000 shares of common stock at $5 per share for legal fees incurred.

     In 1998, the Company's Board of Directors authorized the issuance of 19,520 shares of common stock to key employees for services rendered in 1998 and 1999. In conjunction with the issuance of the shares, the Company recorded compensation expense of $97,600, which approximated the fair market value of the shares at the time of issuance.

     The Company's common stock was split three-for-one in June 1998 and five-for-one in April 1999.

     On May 15, 1999, the Company's stockholders authorized the Company to sell up to 150,000 shares of the Company's common stock at $5 per share. These shares will also require the Company to issue four stock warrants for each share of common stock purchased. The exercise price for these warrants totals $5 per share and may be exercised at any time prior to June 15, 2002. Total shares issued were 66,979, which resulted in proceeds of $334,895. At December 31, 1999 the Company had 267,916 outstanding warrants.

     The Company's stockholders authorized the Company to sell up to 2,000,000 shares of common stock at $5 per share in a direct public offering in the State of Iowa. The proceeds from the offering will be used to fund additional sales and marketing activities, research and development efforts for new products, working capital, and operational costs. In addition, funds will be used to construct a state-of-the-art warehouse and distribution center, which will also house the corporate offices of the Company. As of December 31, 1999, 166,220 shares had been sold.

     In 1999, the Company issued 30,000 warrants at an exercise price of $0.01 for legal fees. As of December 31, 1999, $74,850 has been accounted for as offering costs. The remaining $74,850 will be expensed upon the completion of the Company's registration under the Securities Act of 1933.

                                                                     APPENDIX II

                           RESCISSION ELECTION FORM


     I, the undersigned investor, have received this December ___, 2000 prospectus relating to an offer to rescind my prior purchase of shares acquired in an Iowa-Only Offering. I hereby make the following selection (only one) with regard to this Rescission Offer:


     [ ] I reject the terms of the Rescission Offer and would like to retain my outstanding Iowa-Only Offering Shares.

     [ ] I accept the terms of the Rescission Offer and would like to receive all of the cash proceeds from my outstanding ________ Iowa-Only Offering Shares. I am returning my certificate number _______ relating to Iowa-Only Offering Shares together with this Election Form. I understand I will be forwarded not less than $_______ in cash plus applicable interest.*

* If you are unable to locate and forward your outstanding certificate, please call Mirenco at (800) 423-9903.



INVESTOR STATUS:

[ ]  Individual                                        [ ]  KEOGH
[ ]  Joint Tenants with Right of Survivorship*         [ ]  Uniform Gift to Minors - State of ______________
[ ]  Tenants in Common*                                [ ]  Living Trust
[ ]  Community Property*                               [ ]  Trust
[ ]  Corporation** ___________ (Type of Corp)               Name of trustee:____________________________
[ ]  Limited Liability Company **                           Date established:____________________________
[ ]  Partnership                                            Grantor:___________________________________
     [ ]  General   [ ]  Limited                       [ ]  Other:____________________________________
[ ]  IRA

*  Signatures of ALL parties (ALL co-investors) are required.
** Please contact Mirenco to discuss the form of authorization that is required.


                  [Balance of page left intentionally blank.]

              INVESTOR                                 CO-INVESTOR                                   CO-INVESTOR
              --------                                 -----------                                   -----------

---------------------------------------   -----------------------------------------     -----------------------------------------
Print Full Name of Person or Entity        Print Full Name of Person or Entity           Print Full Name of Person or Entity


---------------------------------------   -----------------------------------------     -----------------------------------------
If entity, print full name of Signatory    If entity, print full name of Signatory       If entity, print full name of Signatory


---------------------------------------   -----------------------------------------     -----------------------------------------
  Title, if applicable                      Title, if applicable                          Title, if applicable


---------------------------------------   -----------------------------------------     -----------------------------------------
  Address                                   Address                                       Address


---------------------------------------   -----------------------------------------     -----------------------------------------
  City/State/Zip Code                       City/State/Zip Code                           City/State/Zip Code


---------------------------------------   -----------------------------------------     -----------------------------------------
  Telephone Number                          Telephone Number                              Telephone Number


---------------------------------------   -----------------------------------------     -----------------------------------------
  Social Security No./EIN No.               Social Security No./EIN No.                   Social Security No./EIN No.

UNDER THE PENALTIES OF PERJURY, I (WE) CERTIFY THAT THE INFORMATION PROVIDED ON THIS ELECTION FORM IS TRUE, CORRECT AND COMPLETE.


---------------------------------------   -----------------------------------------     -----------------------------------------
INVESTOR SIGNATURE                             CO-INVESTOR SIGNATURE                         CO-INVESTOR SIGNATURE


---------------------------------------   -----------------------------------------     -----------------------------------------
  Date                                      Date                                          Date

No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this prospectus with the offering covered by this prospectus.
If given or made, such information or representation must not be relied upon as having been authorized by Mirenco.  This
prospectus does not constitute as an offer to sell, or a                          Rescission Offer:
solicitation of an offer to buy, the  common stock in any                        1,561,248 Shares of
jurisdiction where, or to any person to whom, it is unlawful to                     Common Stock
make such offer or solicitation.  Neither the delivery of this prospectus nor any sale made hereunder shall, under any
circumstances, create an implication that there has not been any change in the facts set forth in this prospectus or in the
affairs of Mirenco since the date hereof.

                                                                                     MIRENCO, INC.
                         TABLE OF CONTENTS

Descriptive Title                                              Page
-----------------                                              ----

PROSPECTUS SUMMARY................................................2                  PROSPECTUS
SUMMARY FINANCIAL DATA............................................3
PRO FORMA FINANCIAL INFORMATION...................................3
RESCISSION OFFER..................................................3
RISK FACTORS......................................................8
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...................12
FIDUCIARY RESPONSIBILITY OF THE COMPANY'S MANAGEMENT.............13            December _______, 2000
CAPITALIZATION...................................................14
DESCRIPTION OF BUSINESS..........................................14
SELECTED FINANCIAL DATA..........................................25
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
   FINANCIAL CONDITION AND RESULTS OF OPERATIONS.................26
PUBLIC MARKET AND DIVIDEND POLICY................................31
DESCRIPTION OF CAPITAL STOCK.....................................31
ERISA CONSIDERATIONS.............................................32
LEGAL MATTERS....................................................32
EXPERTS..........................................................33
AVAILABLE INFORMATION............................................33
APPENDIX I (FINANCIAL STATEMENTS)...............................I-1
APPENDIX II (RESCISSION ELECTION FORM).........................II-1

     Until January___, 2001 (25 days after the date hereof), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a current copy of this prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 25.  Other Expenses of Issuance and Distribution.*

     The following table sets forth an itemized statement of all cash expenses in connection with the issuance and distribution of the securities being registered:

          Securities and Exchange Commission     $   2,060.85

          Printing and engraving expenses*       $  10,000.00**

          Legal fees and expenses                $          0

          Accounting fees and expenses*          $  20,000.00**

          Blue sky fees and expenses             N/A

          Miscellaneous*                         $   2,940.15**
                                                 --------------

          Total                                  $  35,000.00
                                                 ==============

* The offering expenses are expected to be the same irrespective of whether the 1,561,248 share maximum (or some lesser number) of shares are rescinded during this rescission offer.

**   Estimated.

Item 26.  Recent Sales of Unregistered Securities

     There has been no established trading market for the Registrant's common stock since its inception on February 21, 1997. As of July 31, 2000, Registrant had approximately 4,900 shareholders of record owning its 13,258,877 outstanding shares of common stock.

     On March 1, 1997, Registrant issued 9,000,000 shares (considering the effect of the 3:1 and 5:1 stock splits) of restricted common stock to Mr. Dwayne
L. Fosseen, Chairman, CEO and Treasurer of Registrant and record and beneficial owner of approximately 67.9% of Registrant's outstanding shares, in consideration and exchange for his services in connection with the organization of Registrant. Registrant claimed the exemption from registration in connection with such private placement offering provided under Section 4(2) of the Securities Act of 1933 and Rule 505 of Regulation D thereunder.

     From May 31, 1997 through April 30, 1998, Registrant issued and sold (at $.33 per share) an aggregate of 2,572,200 shares (considering the effect of the 3:1 and 5:1 stock splits) of common stock to 515 purchasers for consideration of cash and services totaling $857,400. No underwriter was employed in connection with the offering and sale of the shares. The Company claimed the exemption from registration in connection with its Small Corporation Offering Registration ("SCOR") offering provided under Section 3(b) of the Securities Act of 1933 and Rule 504 of Regulation D promulgated thereunder. The facts relied upon by the Registrant to make the (S)3(b) SCOR offering exemption available include the following: (i) the aggregate offering price for the offering of the shares of common stock did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of the shares in reliance on an exemption under Section 3(b), or in violation of Section 5(a) of the 1933 Act; (ii) no general solicitation or advertising was conducted by Registrant in connection with the offering of any of the shares; and (iii) the Registrant has not been since its inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (b) an "investment company" within the meaning of the Investment Company Act of 1940, as amended; or (c) a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

     During April 1999, Registrant issued and sold (at $1.00 per share) an aggregate of 58,600 shares (considering the effect of the 5:1 stock split) of common stock to three employees and one consultant of Registrant

                                    SB-2-1
for services rendered totaling $58,000. No underwriter was employed in connection with the offer and sale of the shares. Registrant claimed the exemption from registration in connection with such private placement offering provided under Section 4(2) of the Act and Rule 505 of Regulation D thereunder.

     During May through June 1999, Registrant issued and sold (at $5.00 per share) an aggregate of 66,979 shares of common stock to 192 purchasers for cash consideration totaling $334,895. No underwriter was employed in connection with the offer and sale of the shares. Registrant claimed the exemption from registration in connection with such private placement offering provided under
Section 4(2) of the Act and Rule 505 of Regulation D thereunder.

     From July 30, 1999 and continuing through July 30, 2000, Registrant offered at $5.00 per share, up to 2,000,000 shares to Iowa residents. No underwriter was employed in connection with such Iowa-Only Offering of shares. 1,561,248 shares of common stock were sold. Registrant claimed the exemption from registration in such intra-state offering provided by Section 3(a) (11) of the Securities Act of 1933. While (1) the shares were part of an issue registered, offered and sold only to residents of Iowa, (2) Registrant is incorporated in Iowa and (3) Registrant is doing business within Iowa, certain of our Iowa-Only Offering Shares were resold by Iowa residents to non-Iowa residents before "coming to rest" under (S) 3 (a) (11) and/or Rule 147's nine month standard. Accordingly, Registrant has voluntarily elected to rescind the Iowa-Only Offering. Such Rescission Offer is the exclusive subject of this Registration Statement, as amended.

     Since inception, Registrant has periodically issued options and/or warrants to certain employees; affiliates and/or service providers:

  1. In December 1999, options to purchase 367,400 shares were issued to four original employees for past services at the split-adjusted exercise price of $0.29 per share, expiring on December 31, 2008.

  2. In June 1999, warrants to purchase 267,916 shares were issued to non-affiliated investors in bridge offering at $5.00 per share, expiring on June 15, 2002.

  3. In June 1999, options to purchase 100,000 shares were issued to J. Richard Relick, our Chief Operating Officer for past services at an exercise price of $4.25 per share, expiring on June 15, 2009.

  4. In November 1999, options to purchase 560,000 shares were issued to Wayne Allison, our President, and Darrell Jolley, our Chief Financial Officer at an exercise price of $5.00 per share, expiring on September 30, 2008 and vesting quarterly through September 30, 2003.

  5. In March 2000, warrants to purchase 30,000 shares were issued to Duncan, Blum & Associates, our securities counsel, in lieu of cash for services, at an exercise price of $0.01 per share, expiring on March 31, 2003.

Registrant claimed the exemption from registration in connection with each of these private transactions provided under Section 4(2) of the Securities Act of 1933 and Rule 505 of Regulation D thereunder.

Item 27.  Index to Exhibits

(a)(1) Financial Statements -- Included in Prospectus: Independent Certified Public Accountants' Report.
 Balance Sheets as of December 31, 1999 and July 31, 2000 (unaudited).

 Statements of Operations for the years ended December 31, 1999 and 1998 and the seven months ended July 31, 2000 and 1999 (unaudited) and the period from February 21, 1997 (inception) to July 31, 2000 (unaudited).

 Statement of Changes in Stockholder's Equity for the years ended December 31, 1999 and 1998 and the seven months ended July 31, 2000 (unaudited).

 Statement of Cash Flows for the years ended December 31, 1999 and 1998 and the seven months ended July 31, 2000 and 1999 (unaudited) and the period from February 21, 1997 (inception) to July 31, 2000 (unaudited).

 Notes to Financial Statements.

(a)(2)Included Separately from Prospectus: Consent of Independent Public Accountants (see Exhibits below).

                                    SB-2-2

 Other than the Financial Data Schedule, no schedules are included for the reason that all required information is contained in the financial statements included in the Prospectus.


(c)  Exhibits:

* 3.1 (Formerly 27.1)      Certificate of Incorporation of Registrant.
* 3.2 (Formerly 27.2)      Certificates of Amendment to the Certificate of Incorporation.
* 3.3 (Formerly 27.3)      Bylaws of Registrant
* 3.4 (Formerly 27.4)      Form of Stock Certificate
  5.1 (Formerly 27.5)      Opinion of Counsel as to the Legality of the Shares.
* 10.1(a) (Formerly 27.8)  Employment Agreement between Registrant and Dwayne L. Fosseen.
* 10.1(b) (Formerly 27.8)  Employment Agreement between Registrant and J. Richard Relick.
* 10.1(c) (Formerly 27.8)  Employment Agreement between Registrant and Wayne Allison.
* 10.1(d) (Formerly 27.8)  Employment Agreement between Registrant and Darrell Jolley.
* 10.2(a) (Formerly 27.9)  Stock Option Agreement between Registrant and Wayne Allison.
* 10.2(b) (Formerly 27.9)  Stock Option Agreement between Registrant and Bruce Bergeron.
* 10.2(c) (Formerly 27.9)  Stock Option Agreement between Registrant and Richard Evans.
* 10.2(d) (Formerly 27.9)  Stock Option Agreement between Registrant and Betty Fosseen.
* 10.2(e) (Formerly 27.9)  Stock Option Agreement between Registrant and Darrell Jolley.
* 10.2(f) (Formerly 27.9)  Stock Option Agreement between Registrant and J. Richard Relick.
* 10.2(g) (Formerly 27.9)  Stock Option Agreement between Registrant and Dave Stone.
* 10.3 (Formerly 27.10)    American Technologies LLC, Fosseen Manufacturing & Development,
                             Mirenco, Inc., Ethaco Agreements to Terminate Prior Agreements
                             and Transfer License, respectively.
* 10.4 (Formerly 27.11)    Purchase Agreement Between Registrant and American Technologies LLC.
* 10.5 (Formerly 27.12)    Environmental Regulatory Approvals with the U.S. Environmental
                             Protection Agency and California Air  Resources Board.
* 10.6 (Formerly 27.13)   Summary of Patents and Associated Service Marks.
* 10.7 (Formerly 27.14)   Copies of U.S.  and Canadian Patents Issued to Dwayne L. Fosseen.
  10.8 (Formerly 27.15)   Summary of Mexican Patents and Associated Protections Issued to Dwayne L.  Fosseen.
* 10.9 (Formerly 27.16)   Rental Agreement between Registrant and Fosseen Manufacturing & Development, Inc.
* 10.10 (Formerly 27.17)  March 31, 2000 Warrant Agreement between Registrant and Duncan, Blum & Associates.
* 10.11 (Formerly 27.18)  Registrant's 1999 Stock Compensation Plan.
* 10.12 (Formerly 27.19)  Registrant's 1998 Stock Compensation Plan.
  23.1 (Formerly 27.6)    Consent of Counsel (Duncan, Blum & Associates).
  23.2 (Formerly 27.7)    Consent of Auditors (Grant Thornton LLP).
* 27.1                    Financial Data Schedule for July 31, 2000.
* 27.2                    Financial Data Schedule for December 31,1999.

* These exhibits were filed in the July 10, 2000 Registration Statement and/or Pre-Effective Amendments filed subsequently. Since no changes to such filings have occurred and/or are not material, these exhibits are not filed herewith and are hereby incorporated by reference.


                  [Balance of page intentionally left blank.]

                                    SB-2-3

                                 SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Pre-Effective Amendment No. 4 to this Registration Statement to be signed on its behalf by the Undersigned, thereunto duly authorized, in the City of Radcliffe, State of Iowa, on the 4th day of December, 2000.

                         Mirenco, Inc.

                         By: /s/ Dwayne W. Fosseen
                         -------------------------
                         Dwayne W. Fosseen, Chairman and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 4 to this Registration Statement has been signed below by the following persons in their respective capacity as officer and/or director of the Registrant on the date indicated.


     Signatures/Title                                           Date
     ----------------                                           ----

     /s/ Dwayne Fosseen                                         December 4, 2000
     --------------------------------------------------------
     Dwayne Fosseen, Chairman and Chief Executive Officer
     And  Treasurer

     /s/ J. Richard Relick                                      December 4, 2000
     --------------------------------------------------------
     J. Richard Relick, Director and Chief Operating Officer
     and  Secretary

     /s/ Wayne Allison                                          December 4, 2000
     --------------------------------------------------------
     Wayne Allison, President

     /s/ Darrell R. Jolley                                      December 4, 2000
     --------------------------------------------------------
     Darrell R. Jolley, Chief Financial Officer

     /s/ Don Williams                                           December 4, 2000
     --------------------------------------------------------
     Don Williams, Director

     /s/ Jerrold Handsaker                                      December 4, 2000
     --------------------------------------------------------
     Jerrold Handsaker, Director

                                    SB-2-4